EXHIBIT 99.1







(A free translation of the original in Portuguese)

GERDAU S.A.
REPORT OF INDEPENDENT ACCOUNTANTS
ON LIMITED REVIEWS OF QUARTERLY
INFORMATION (ITR)
JUNE 30, 2005

     (A free translation of the original in Portuguese)

     REPORT OF INDEPENDENT ACCOUNTANTS
     ON LIMITED REVIEWS


     To the Board of Directors and Shareholders
     Gerdau S.A.


1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Gerdau S.A. and of Gerdau S.A. and its subsidiaries for the quarters and periods ended June 30 and March 31, 2005 and June 30, 2004. This information is the responsibility of the Company's management. The limited review of the accounting information of the jointly-owned indirect subsidiary Gallatin Steel Company was conducted by other independent accountants and our report, insofar as it relates to the net income derived therefrom, equivalent to 6.02% of the profit before taxes of Gerdau S.A. and 5.31% of the profit before taxes and minority interest of Gerdau S.A. and its subsidiaries for the six-month period ended June 30, 2005, and to the assets proportionally consolidated as of that date, equivalent to 2.66% of the total consolidated assets, is based solely on the review of these other accountants.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our limited reviews and on the review of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 Our reviews were conducted with the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1 taken as a whole. The statement of cash flows, presented to provide additional information on the Company and its subsidiaries, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our reviews and on the review of other independent accountants, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

     Rio de Janeiro, August 3, 2005.



     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "F" RJ



     Carlos Alberto de Sousa
     Contador CRC 1RJ056561/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                                6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH CVM DOES NOT IMPLY ANY APPROVAL OF THE COMPANY. THE ACCURACY OF THE INFORMATION IS THE RESPONSIBILITY OF COMPANY
MANAGEMENT.

01.01 - IDENTIFICATION
1 - CVM CODE         2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19
4 - Register Inscription Number - NIRE
33300032266

01.02 - HEAD OFFICE
1 - FULL ADDRESS                          2 - SUBURB OR DISTRICT
Av. Joao XXIII, 6777                      Sta. Cruz
3 - ZIP CODE                              4 - MUNICIPALITY                                            5 - STATE
23560-900                                 Rio de Janeiro                                              RJ
6 - AREA CODE                             7 - TELEPHONE                      8 - TELEPHONE            9 - TELEPHONE      10 - TELEX
051                                       3323-2000                          -                        -
11- AREA CODE                             12 - FAX                           13 - FAX                 14 - FAX
051                                       3323-2281                          -                        -
15 - E-MAIL
inform@gerdau.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)
1 - NAME                               2 - ADDRESS
Osvaldo Burgos Schirmer                Av. Farrapos, 1811
3 - SUBURB OR DISTRICT                 4 - ZIP CODE                        5 - MUNICIPALITY                    6 - STATE
Floresta                               90220-005                           Porto Alegre                        RS
7 - AREA CODE                             8 - TELEPHONE                      9 - TELEPHONE            10 - TELEPHONE     11 - TELEX
051                                       3323-2000                          -                        -
12- AREA CODE                             13 - FAX                           14 - FAX                 15 - FAX
051                                       3323-2281                          -                        -
15 - E-MAIL
inform@gerdau.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS
            CURRENT YEAR                             CURRENT QUARTER                               PRIOR QUARTER
1-BEGINNING       2-END               3-NUMBER       4-BEGINNING       5-END        6-NUMBER       7-BEGINNING        8-END
1/1/2005          12/31/2005                2        4/1/2005          6/30/2005          1        1/1/2005           3/31/2005
9 - NAME OF INDEPENDENT ACCOUNTANTS                                                                          10 - CODE CVM
PricewaterhouseCoopers Auditores Independentes                                                               00287-9
11 - NAME OF RESPONSIBLE ACCOUNTANT                                                                          12 - TAXPAYER ID NO. OF

RESP. ACCOUNTANT
Carlos Alberto de Sousa                                                                                      724.687.697-91



                                       1


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                                                                     CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      6/30/2005
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION
1 - CVM CODE         2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

01.05 - CAPITAL COMPOSITION
           NUMBER OF SHARES                  1 - CURRENT QUARTER                2 - PRIOR QUARTER              3 - SAME QUARTER
             (THOUSANDS)                          6/30/2005                         3/31/2005                     PRIOR YEAR
                                                                                                                   6/30/2004
Subscribed Capital
1 - Common                                                      154,405                            102,936                   102,936
2 - Preferred                                                   290,657                            193,772                   193,772
3 - Total                                                       445,062                            296,708                   296,708
Treasury Stock
4 - Common                                                            0                                  0                         0
5 - Preferred                                                     2,901                              1,573                     1,573
6 - Total                                                         2,901                              1,573                     1,573

01.06 - CHARACTERISTICS OF THE COMPANY
1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 - SITUATION
Operating
3 - SHARE CONTROL NATURE
Private National
                               4 - ACTIVITY CODE
134 - Administration and Investment Company
5 - MAIN ACTIVITY
Investment and administration
6 - CONSOLIDATION TYPE
Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without exceptions

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
1-ITEM      2- CNPJ                  3-NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1- ITEM           2 - EVENT           3 - DATE       4 - TYPE                    5 - DATE OF     6 - TYPE OF      7 - AMOUNT
                                      APPROVED                                   PAYMENT         SHARE            PER SHARE
01                RCA                 5/3/2005       Dividends                   5/24/2005       ON               0.4500000000
02                RCA                 5/3/2005       Dividends                   5/24/2005       PN               0.4500000000
03                RCA                 8/3/2005       Dividends                   8/24/2005       ON               0.4800000000
04                RCA                 8/3/2005       Dividends                   8/24/2005       PN               0.4800000000

RCA - Board of Directors' Meeting


                                       2




(A free translation of the original in Portuguese)                                                            Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                                                                                6/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies

01.01 - IDENTIFICATION
1 - CVM CODE         2 - COMPANY NAME                              3 - Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                   33.611.500/0001-19

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR
1- ITEM           2 - DATE OF         3 - SUBSCRIBED       4 - CHANGE            5 - NATURE     6 - NUMBER OF     7 - SHARE PRICE
                  CHANGE              CAPITAL              AMOUNT                OF CHANGE      SHARES ISSUED     ON ISSUE DATE
                                      (Thousands of reais) (Thousands of reais)                    (Thousand)           (Reais)
                                                                                 Revenue
01                4/11/2005                      5,206,969             1,735,656 reserve              148,354       11.6994219600

01.10 - INVESTOR RELATIONS OFFICER
1 - DATE                             2 - SIGNATURE
8/3/2005



                                       3


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19

02.01 - BALANCE SHEET - ASSETS (R$ THOUSAND)
1 - CODE                  2 - DESCRIPTION                                              3 - 6/30/2005       4 - 3/31/2005
1                         Total assets                                                       8,344,824           7,801,478
1.01                      Current assets                                                        48,667              28,908
1.01.01                   Cash and banks                                                           359                 461
1.01.02                   Credits                                                               47,836              27,328
1.01.02.01                Trade accounts receivable                                                  0                   0
1.01.02.02                Dividends receivable                                                       0                   0
1.01.02.03                Tax credits                                                           30,072              24,702
1.01.02.05                Financial investments                                                 17,764               2,626
1.01.03                   Inventories                                                                0                   0
1.01.03.01                Finished products                                                          0                   0
1.01.03.02                Work in process                                                            0                   0
1.01.03.03                Raw materials                                                              0                   0
1.01.03.04                Storeroom materials                                                        0                   0
1.01.03.05                Advances to suppliers                                                      0                   0
1.01.04                   Other                                                                    472               1,119
1.01.04.01                Other accounts receivable                                                190                 173
1.01.04.02                Deferred income tax and social contribution on net income                  0                   0
1.01.04.03                Advances to employees                                                    282                 946
1.02                      Long-term receivables                                                128,657             123,619
1.02.01                   Sundry credits                                                             0                   0
1.02.02                   Receivables from related companies                                         0                   0
1.02.02.01                Associated companies                                                       0                   0
1.02.02.02                Subsidiaries                                                               0                   0
1.02.02.03                Other related companies                                                    0                   0
1.02.03                   Other                                                                128,657             123,619
1.02.03.01                Tax credits                                                           50,030              50,030
1.02.03.02                Judicial deposits and other                                           34,289              34,403
1.02.03.03                Deferred income tax and social contribution on net income             44,338              39,186
1.02.03.04                Other accounts receivable                                                  0                   0
1.03                      Permanent assets                                                   8,167,500           7,648,951
1.03.01                   Investments                                                        8,167,500           7,648,951
1.03.01.01                In associated companies                                                    0                   0
1.03.01.02                In subsidiaries                                                    8,162,685           7,648,908
1.03.01.03                Other                                                                  4,815                  43
1.03.02                   Fixed assets                                                               0                   0
1.03.02.01                Land, buildings and structures                                             0                   0
1.03.02.02                Machinery, equipment and installations                                     0                   0
1.03.02.03                Furniture and fixtures                                                     0                   0
1.03.02.04                Vehicles                                                                   0                   0
1.03.02.05                Electronic data equipment/rights/licenses                                  0                   0
1.03.02.06                Construction in progress                                                   0                   0
1.03.02.07                Forestation/reforestation                                                  0                   0
1.03.02.08                Accumulated depreciation                                                   0                   0
1.03.03                   Deferred charges                                                           0                   0


                                       4


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                                                                     CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      6/30/2005
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19


02.02 - Balance Sheet - Liabilities and Shareholders' Equity (R$ thousand)
1 - CODE                  2 - DESCRIPTION                                              3 - 6/30/2005   4 - 3/31/2005
2                         Total liabilities and shareholders' equity                         8,344,824           7,801,478
2.01                      Current liabilities                                                  122,363             147,874
2.01.01                   Loans and financing                                                        0                   0
2.01.02                   Debentures                                                                 0                   0
2.01.03                   Suppliers                                                                 21                 611
2.01.04                   Taxes, charges and contributions                                         396               2,863
2.01.05                   Dividends payable                                                          0                   0
2.01.06                   Provisions                                                                 0                   0
2.01.07                   Payables to related companies                                        108,567             138,277
2.01.08                   Other                                                                 13,379               6,123
2.01.08.01                Salaries payable                                                       1,029                 570
2.01.08.02                Other accounts payable                                                12,350               5,553
2.01.08.03                Deferred income tax and social contribution on net income                  0                   0
2.02                      Long-term liabilities                                                922,035             884,934
2.02.01                   Loans and financing                                                        0                   0
2.02.01.01                Local financing                                                            0                   0
2.02.01.02                Foreign financing                                                          0                   0
2.02.02                   Debentures                                                           772,484             735,383
2.02.03                   Provisions                                                                 0                   0
2.02.04                   Payables to related companies                                              0                   0
2.02.05                   Other                                                                149,551             149,551
2.02.05.01                Provision for contingencies                                           94,882              94,882
2.02.05.02                Deferred income tax and social contribution on net income             54,669              54,669
2.02.05.03                Other accounts payable                                                     0                   0
2.02.05.04                Benefits to employees                                                      0                   0
2.03                      Deferred income                                                            0                   0
2.05                      Shareholders' equity                                               7,300,426           6,768,670
2.05.01                   Paid-up capital                                                    5,206,969           3,471,312
2.05.02                   Capital reserves                                                     376,672             376,672
2.05.02.01                Capital restatement                                                        0                   0
2.05.02.02                Investment incentives                                                342,910             342,910
2.05.02.03                Special reserve - Law 8200/91                                         21,487              21,487
2.05.02.04                Other                                                                 12,275              12,275
2.05.03                   Revaluation reserves                                                       0                   0
2.05.03.01                Own assets                                                                 0                   0
2.05.03.02                Subsidiary/associated companies' assets                                    0                   0
2.05.04                   Revenue reserves                                                     477,576           2,225,872
2.05.04.01                Legal                                                                325,996             325,996
2.05.04.02                Statutory                                                            151,580           1,899,876
2.05.04.03                Contingencies                                                              0                   0
2.05.04.04                Unrealized profits                                                         0                   0
2.05.04.05                Retention of profits                                                       0                   0
2.05.04.06                Special for undistributed dividends                                        0                   0
2.05.04.07                Other                                                                      0                   0
2.05.05                   Retained earnings/accumulated deficit                              1,239,209             694,814


                                       5

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                                                                     CORPORATE LEGISLATION
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      6/30/2005
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19



03.01 - STATEMENT OF INCOME (R$ THOUSAND)

Code             Description                                                             4 -
                                                                    3 -4/1/2005  1/1/2005 to  5 - 1/4/2004  6 - 1/4/2004
                                                                   to 6/30/2005    6/30/2005  to 6/30/2004  to 6/30/2004
3.01             Gross sales and/or service revenues                          0            0             0             0
3.02             Deductions                                                   0            0             0             0
3.02.01          Taxes on sales                                               0            0             0             0
3.02.02          Freights and discounts                                       0            0             0             0
3.03             Net sales and/or service revenues                            0            0             0             0
3.04             Cost of sales and/or services rendered                       0            0             0             0
3.05             Gross profit                                                 0            0             0             0
3.06             Operating expenses/income                              429,278    1,131,011       725,706     1,099,643
3.06.01          Selling expenses                                             0            0             0             0
3.06.02          General and administrative expenses                    (5,259)     (10,992)      (11,802)      (21,117)
3.06.03          Financial                                             (19,889)     (51,593)       (7,770)       (4,653)
3.06.03.01       Financial income                                         2,301        3,261        11,183        23,473
3.06.03.02       Financial expenses                                    (22,190)     (54,854)      (18,953)      (28,126)
3.06.04          Other operating income                                     561       58,244           353         1,047
3.06.05          Other operating expenses                                     0            0             0             0
3.06.06          Equity in the earnings of subsidiaries and
                 associated companies                                   453,865    1,135,352       744,925     1,124,366
3.07             Operating profit                                       429,278    1,131,011       725,706     1,099,643
3.08             Non-operating results                                  305,839      305,839             0             0
3.08.01          Income                                                 305,839      305,839             0             0
3.08.02          Expenses                                                     0            0             0             0
3.09             Profit before taxes and profit sharing                 735,117    1,436,850       725,706     1,099,643
3.10             Provision for income tax and social
                 contribution on net income                               3,536            0             1             1
3.11             Deferred income tax                                      5,152        2,042        17,370        25,686
3.12             Statutory profit sharing                                 (195)        (468)         (274)         (568)
3.12.01          Profit sharing                                               0            0         (274)         (568)
3.12.02          Contributions                                                0            0             0             0
3.13             Reversal of interest on capital                              0            0             0             0
3.15             Net income for the period                              743,610    1,438,424       742,803     1,124,762
                 Number of shares (thousands), excluding
                 treasury stock                                         442,161      442,161       295,135       295,135
                 Net income per share                                   1.68176      3.25317       2.51682       3.81101
                 Loss per share                                               0            0             0             0


                                       6


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


1    OPERATIONS

     Gerdau S.A. is a holding company in the Gerdau Group, which is principally dedicated to the production of common and special steel rods and sale of general steel products (plates and rods), in plants located in Brazil, Uruguay, Chile, Canada, Argentina and the United States of America.

     The Gerdau Group has an installed capacity of 16.4 million tons of crude steel per year, basically producing steel in electrical furnaces from scrap and pig iron purchased, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has a unit used exclusively to produce special steels. It is the largest scrap recycling group in Latin America and among the largest in the world.

     The industrial sector is the most important market, including manufacturers of consumer goods such as vehicles and household and commercial equipment that basically use profiled steel in various available specifications. The next most important market is the civil construction sector, which demands a high volume of rods and grids for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

2    PRESENTATION OF THE QUARTERLY INFORMATION

     The quarterly information has been prepared and is presented in accordance with accounting practices adopted in Brazil, which are based on the provisions of Brazilian Corporate Law, together with the rules established by the Brazilian Securities Commission (CVM).

3    SIGNIFICANT ACCOUNTING PRACTICES

     a) CASH AND CASH EQUIVALENTS - financial investments are recorded at cost plus income accrued up to the date of the Quarterly Information, applying the interest rates agreed with the financial institutions, and do not exceed market value;

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

     04.01 - NOTES TO THE QUARTERLY INFORMATION
     ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

     b) TRADE ACCOUNTS RECEIVABLE - are stated at realizable values, and accounts receivable from foreign customers are adjusted based on the exchange rates effective at the date of the Quarterly Information. The provision for credit risks is calculated based on a credit risk analysis, which includes the history of losses, the individual situation of each customer and the economic group to which they belong, the collateral and guarantees and the legal advisors' opinion, and is considered sufficient to cover eventual losses on realization;

     c) INVENTORIES - are stated at the lower of market value and average production or purchase cost;

     d) INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES - are recorded on the equity method of accounting. The equity in the earnings or loss is recorded in a specific income statement account and the gain or loss arising from a change in shareholding is recorded as non-operating income or expense;

     e) FIXED ASSETS - are recorded at cost less depreciation. Depreciation is calculated on the straight-line basis at the rates stated in Note 12, which take into consideration the estimated useful lives of the assets. Interest on financing obtained to finance construction in progress is added to the cost of the constructions;

     f) DEFERRED CHARGES - amortization is calculated on the straight-line basis at rates determined based on the production of the implemented projects in relation to their installed capacities;

     g) LOANS AND FINANCING - are stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts, which are linked to the loan agreements, are classified together with the related loans;

     h) INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME - current and deferred income tax and social contribution on net income are calculated in conformity with current legislation;

     i) OTHER CURRENT AND LONG-TERM ASSETS AND LIABILITIES - are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation adjustments (liabilities), when applicable;

     j) RELATED COMPANIES - loan agreements between Brazilian companies are restated by the weighted average interest rate for market funding. The agreements with foreign companies are restated by charges (LIBOR plus 3% p.a.) plus foreign exchange variation. Sales and purchases of inputs and products are made under terms and conditions similar to those of unrelated third parties;

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

     04.01 - NOTES TO THE QUARTERLY INFORMATION
     ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

     k) DETERMINATION OF THE RESULTS OF OPERATIONS - the results of operations are determined on the accrual basis of accounting;

     l) USE OF ESTIMATES - the preparation of the Quarterly Information requires estimates to record certain assets, liabilities and other transactions. The Company's Quarterly Information therefore includes various estimates relating to the useful lives of fixed assets, provisions necessary for contingent liabilities, for income tax and other similar matters. Actual results may differ from those estimated;

     m) ENVIRONMENTAL INVESTMENTS - expenses related to compliance with environmental regulations are considered as cost of production or capitalized when incurred; and

     n) TRANSLATION OF FOREIGN CURRENCY BALANCES - asset and liability balances of transactions in foreign currency are translated to local currency (R$) at the foreign exchange rate in effect at the date of the Quarterly Information.


4    CONSOLIDATED QUARTERLY INFORMATION

     a) The consolidated Quarterly Information at June 30, 2005 includes the accounts of Gerdau S.A. and the directly or indirectly controlled subsidiaries listed below:

                                                                                 PERCENTAGE          SHAREHOLDERS'
Consolidated company                                                              ownership                 equity
------------------------------------------------------------------------  ------------------  ---------------------
Gerdau Acominas S.A.                                                                    100              6,958,716
Gerdau Ameristeel Corporation e subsidiarias*                                           100              3,424,255
Gerdau GTL Spain S.L.                                                                   100              2,740,000
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau                               100              2,471,321
Gerdau Steel Inc.                                                                       100              2,130,325
Axol S.A.                                                                               100                473,077
Gerdau Chile Inversiones Ltda.                                                          100                473,022
Industria Del Acero S.A.-Indac                                                          100                472,934
Gerdau Aza S.A.                                                                         100                429,143
Seiva S.A. - Florestas e Industrias                                                     100                213,077
Itaguai Com. Imp. e Exp. Ltda.                                                          100                194,006
Sipar Aceros S.A.                                                                        38                 87,156
Margusa - Maranhao Gusa S.A.                                                            100                 82,001
Gerdau Laisa S.A.                                                                       100                 57,053
Aramac S.A.                                                                             100                 45,710
GTL Equity Investments Corp.                                                            100                 45,649
Acominas Com. Imp. Exp. S.A.- Acotrading                                                100                 22,566

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

     04.01 - NOTES TO THE QUARTERLY INFORMATION
     ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

                                                                                 PERCENTAGE          SHAREHOLDERS'
Consolidated company                                                              ownership                 equity
------------------------------------------------------------------------  ------------------  ---------------------
Florestal Rio Largo Ltda.                                                                50                 18,995
Armacero Industrial y Comercial S.A.                                                    100                 17,666
Salomon Sack S.A.                                                                       100                 15,776
Aceros Cox Comercial S.A..                                                              100                 12,128
Distribuidora Matco S.A                                                                 100                 11,647
Gerdau Acominas Overseas Ltd.                                                           100                 10,444

Florestal Itacambira S.A.                                                               100                  8,377

Siderco S.A.                                                                             38                  7,048

GTL Financial Corp.                                                                     100                  4,367

GTL Trade Finance Inc.                                                                  100                     24
Dona Francisca Energetica S.A.                                                           52               (10,537)

* Subsidiaries:
Gerdau Ameristeel MRM Special Sections Inc.(100%), Gerdau USA Inc.(100%), AmeriSteel Bright Bar Inc.(100%), Gerdau AmeriSteel US Inc.(100%), Gerdau Ameristeel Perth Amboy Inc.(100%), Gallatin Steel Company (50%) and Gerdau Ameristeel Sayreville Inc.(100%).

b) The more significant accounting practices used in preparing the consolidated Quarterly Information are as follows:

    I) Gerdau S.A. and its subsidiaries adopt consistent practices to record their operations and value their assets and liabilities. The financial statements of foreign subsidiaries were translated using the exchange rate in effect at the date of the Quarterly Information and were adjusted to conform with accounting practices adopted in Brazil;
    II) Asset and liability, and income and expense accounts arising from transactions between consolidated companies have been eliminated; and
    III) Holdings of minority shareholders in subsidiaries are shown separately.

c) As part of the corporate restructuring of the Gerdau Group companies, the Extraordinary General Meeting of shareholders held on May 9, 2005 of the subsidiary Gerdau Acominas S.A. approved the merger of Gerdau Participacoes S.A. The adjusted net worth corresponding to the assets and liabilities transferred to Gerdau Acominas S.A., as a result of the merger, amounts to R$ 1,224,646, as follows:

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

     04.01 - NOTES TO THE QUARTERLY INFORMATION
     ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

                           ASSETS
Current assets                                                                550,136
                                                                   -------------------

Permanent assets
    Investments
       Gerdau Internacional Empreendimentos Ltda. - 22,8%                     673,401
       Other investments                                                        1,195
                                                                   -------------------
                  Total permanent assets                                      674,596
                                                                   -------------------

                  Total assets                                              1,224,732
                                                                   ===================

                         LIABILITIES
Long-term liabilities                                                              86
                                                                   -------------------

                  Total liabilities                                                86
                                                                   ===================

Total adjusted net worth (*)                                                1,224,646
                                                                   ===================

(*) The net assets merged were adjusted to eliminate the investment held by Gerdau Participacoes S.A. in Gerdau Acominas S.A.

d) The financial statements of the jointly-owned subsidiary Dona Francisca Energetica S.A., and the jointly-owned indirect subsidiaries Armacero Industrial y Comercial Ltda., Gallatin Steel Company and Sipar Aceros S.A., have been consolidated proportionally based on the direct or indirect interest of the parent company in the capital of these subsidiaries.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

     04.01 - NOTES TO THE QUARTERLY INFORMATION
     ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

     The proportional amounts of the financial statements of these companies are shown as follows:

                                                         DONA FRANCISCA           ARMACERO          GALLATIN   SIPAR ACEROS S.A.
                                                        Energetica S.A.     Ind. Com. Ltda     Steel Company      Consolidated *
                                                     -------------------------------------------------------   -----------------
                                                            6/30/2005          6/30/2005           6/30/2005           6/30/2005
                                                     ----------------   ----------------   -----------------   -----------------
Assets
Current assets                                                122,874             34,433             472,005             141,626
Long-term receivables                                         126,375                  -                   -               3,705
Permanent assets                                              176,356             33,174             528,694              17,435
                                                     ----------------   ----------------   -----------------   -----------------
Total assets                                                  425,605             67,607           1,000,699             162,766
                                                     ================   ================   =================   =================

Liabilities
Current liabilities                                            34,544             30,381             101,728              78,889
Long-term liabilities                                         401,598             19,560              47,809               1,876
Shareholders' equity                                         (10,537)             17,666             851,162              82,001
                                                     ----------------   ----------------   -----------------   -----------------
Total liabilities                                             425,605             67,607           1,000,699             162,766
                                                     ================   ================   =================   =================

Statement of income
Net sales revenues                                             22,159             44,055           1,141,283             102,155
Cost of sales                                                 (8,763)           (39,890)           (830,948)            (83,516)
                                                     ----------------   ----------------   -----------------   -----------------
Gross profit                                                   13,396              4,165             310,335              18,639
Selling, general and administrative expenses                    (874)            (2,934)             (9,320)             (7,452)
Financial income (expenses), net                              (3,730)              (509)            (40,916)             (2,098)
Other operating income (expenses), net                              -                197                   -                (53)
                                                     ----------------   ----------------   -----------------   -----------------
Operating profit                                                8,792                919             260,099               9,036
Non-operating expenses, net                                         4                  -                   -                (13)
Provision for income tax and social contribution              (2,983)              (149)               (154)             (2,970)
                                                     ----------------   ----------------   -----------------   -----------------
Net income for the quarter                                      5,813                770             259,945               6,053
                                                     ================   ================   =================   =================

 * includes the subsidiary Siderco S.A.

e) The Company and its direct and indirect subsidiaries have goodwill and negative goodwill balances, which are being amortized as the assets that generated them are realized or based on the realization of the projected future income, limited to ten years, as follows:

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

     04.01 - NOTES TO THE QUARTERLY INFORMATION
     ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

                                                                             AMORTIZATION
                                                                                   period         Company      Consolidated
                                                                       ------------------   --------------   --------------
Goodwill included in the investment accounts
 Balance at 3/31/2005                                                                              18,902            45,126
 (-) Foreign exchange adjustment                                                                        -             (515)
 (-) Amortization during the period                                        Up to 10 years           (610)           (4,133)
                                                                                            --------------   --------------
 Balance at June 30, 2005 (based on expectation of future                                          18,292            40,478
   profitability)                                                                           ==============   ==============

 Analysis of goodwill by subsidiary:
 Margusa - Maranhao Gusa S.A.                                                                           -            16,486
 Dona Francisca Energetica S.A.                                                                    18,292            18,292
 Armacero Industrial y Comercial Ltda.                                                                  -                50
 Distribuidora Matco S.A.                                                                               -             4,236
 Salomon Sack S.A.                                                                                      -             1,414
                                                                                            --------------   --------------
                                                                                                   18,292            40,478
                                                                                            ==============   ==============

Goodwill included in the fixed asset accounts
 Balance at 3/31/2005 (based on undervaluation of assets)                                               -           139,818
 (-) Foreign exchange adjustment                                                                        -          (16,561)
 (-) Amortization during period                                            Up to 10 years               -           (5,100)
                                                                                            --------------   --------------
 Balance at June 30, 2005 (based on undervaluation of assets)                                           -           118,157
                                                                                            ==============   ==============

The goodwill resulted from the assets of the subsidiary Gerdau
    Ameristeel US Inc.

Negative goodwill in the fixed asset accounts
Balance at 3/31/2005                                                                                    -         (243,277)
 (-) Amortization during period                                            Up to 10 years                             4,035
                                                                                            --------------   --------------
 Balance at June 30, 2005                                                                               -         (239,242)
                                                                                            ==============   ==============

The negative goodwill mainly resulted from the assets of the subsidiary Gerdau Acominas S.A.

The equity accounting loss in the consolidated statement of income refers, basically, to the effect of the devaluation of the U.S. dollar on the foreign investments, to goodwill amortization and to the tax incentive reserves arising from the reduction of income tax on the exploitation profit of the subsidiaries Gerdau Acominas S.A. and Margusa - Maranhao Gusa S.A., both located in the Northeastern region of Brazil, as well as to benefits arising from state tax financing.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

     04.01 - NOTES TO THE QUARTERLY INFORMATION
     ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

CASH AND CASH EQUIVALENTS

                                                                        COMPANY                     CONSOLIDATED
                                         ---------------------------------------  -------------------------------
                                                6/30/2005             3/31/2005        6/30/2005       3/31/2005
                                         -----------------  --------------------  ---------------  --------------
Cash and banks                                        359                   461          220,275         292,256
Financial investment fund                          15,601                   556        1,377,719         650,123
Fixed income securities                             2,163                 2,070          978,966       1,331,499
Equities                                                -                     -           50,171          52,408
                                         -----------------  --------------------  ---------------  --------------
                                                   18,123                 3,087        2,627,131       2,326,286
                                         =================  ====================  ===============  ==============


Of the existing balance, R$ 1,356,316 - consolidated (R$ 1,596,793 - consolidated at 3/31/2005) refers to investments in U.S. dollars.


TRADE ACCOUNTS RECEIVABLE

                                                                                                  CONSOLIDATED
                                                                          -------------------------------------
                                                                                  6/30/2005          3/31/2005
                                                                          ------------------  -----------------
Customers in Brazil                                                                 909,301            917,706
Brazilian export receivables                                                        373,667            330,521
Receivables from customers of overseas companies                                  1,163,984          1,443,185
Provision for credit risks                                                         (81,275)            (85,038)
                                                                          ------------------  -----------------
                                                                                  2,365,677          2,606,374
                                                                          ==================  =================


INVENTORIES

                                                                                                  CONSOLIDATED
                                                                          -------------------------------------
                                                                                  6/30/2005          3/31/2005
                                                                          ------------------  -----------------
Finished products                                                                 1,671,834          1,941,965
Products in progress                                                                630,911            656,289
Raw materials                                                                     1,034,030            993,634
Storeroom materials                                                                 662,089            663,023
Advances to suppliers                                                                68,220             80,398
                                                                          ------------------  -----------------
                                                                                  4,067,084          4,335,309
                                                                          ==================  =================

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

     04.01 - NOTES TO THE QUARTERLY INFORMATION
     ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

The inventories are guaranteed against fire and overflow. Coverage is determined based on the amounts and the risks involved.


TAX CREDITS

                                                                                     COMPANY                    CONSOLIDATED
                                                               ------------------------------   -----------------------------
                                                                   6/30/2005       3/31/2005        6/30/2005      3/31/2005
                                                               --------------  --------------   -------------- --------------
Current
Value-Added Tax on Sales and Services (ICMS)                               -               -           80,324         79,675
Social Contribution on Revenues (COFINS) to offset                         -               -           78,377         57,733
Social Integration Program (PIS) to offset                            26,445          24,330           43,776         36,900
Excise Tax (IPI)                                                           -               -            1,511          1,832
Income tax and social contribution on net income                       3,546             311           16,669         22,315
Tax on Added Value (IVA)                                                   -               -            3,686          3,840
Other                                                                     81              61            5,305          6,807
                                                               --------------  --------------   -------------- --------------
                                                                                                      229,648        209,102
                                                                      30,072          24,702
                                                               --------------  --------------   -------------- --------------

Long-term
PIS to offset                                                         50,030          50,030           50,030         50,030
ICMS credit balance on purchases of fixed assets                           -               -           96,560         92,643
Others                                                                     -               -              201              -
                                                               --------------  --------------   -------------- --------------
                                                                      50,030          50,030          146,791        142,673
                                                               --------------  --------------   -------------- --------------
Total tax credits                                                     80,102          74,732          376,439        351,775
                                                               ==============  ==============   ============== ==============

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                               6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0          Gerdau S.A.                                     33.611.500/0001-19

     04.01 - NOTES TO THE QUARTERLY INFORMATION
     ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME

a) Analysis of the income tax and social contribution expense:

                                                                                     Company
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------  ----------------------------------------
                                                               6/30/2005                                 6/30/2004
                                                 ---------------------------------------  ----------------------------------------
                                                     IR           CS           Total          IR            CS           Total
                                                 ------------ ------------  ------------  ------------  ------------  ------------
Profit before income tax and social contribution
   on net income, after statutory profit sharing   1,436,382    1,436,382     1,436,382     1,099,075     1,099,075     1,099,075
Standard rates of tax                                    25%           9%           34%           25%            9%           34%
Income tax and social contribution on net
   income expense at standard rates                (359,096)    (129,274)     (488,370)     (274,769)      (98,917)     (373,686)
Tax effect on:
 - equity in earnings                                360,298      129,707       490,005       281,092       101,193       382,285
 - interest on capital                                     -            -             -        15,694         5,650        21,344
 - permanent differences (net)                           249          158           407       (3,146)       (1,110)       (4,256)
                                                 ------------ ------------  ------------  ------------  ------------  ------------
Income tax and social contribution on net
   income expense                                      1,451          591         2,042        18,871         6,816        25,687
                                                 ============ ============  ============  ============  ============  ============
     Current                                               -            -             -             1             -             1
     Deferred                                          1,451          591         2,042        18,870         6,816        25,686


                                                                                   Consolidated
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------  ----------------------------------------
                                                               6/30/2005                                 6/30/2004
                                                 ---------------------------------------  ----------------------------------------
                                                     IR           CS           Total          IR            CS           Total
                                                 ------------ ------------  ------------  ------------  ------------  ------------
Profit before income tax and social
   contribution on net income, after               2,446,556    2,446,556     2,446,556     1,796,691     1,796,691     1,796,691
   statutory profit sharing                              25%           9%           34%           25%            9%           34%
Standard rates of tax
Income tax and social contribution on net
   income expense at standard rates                (611,639)    (220,190)     (831,829)     (449,173)     (161,702)     (610,875)
Tax effect on:
 - tax rate difference for foreign
   companies                                        (35,008)       56,655        21,647      (42,497)        52,443         9,946
 - equity in earnings                               (55,549)     (19,998)      (75,547)         (792)         (285)       (1,077)
 - interest on capital                                     -            -             -        53,189        19,148        72,337
 - foreign exchange effect                            88,283       31,782       120,065      (27,281)       (9,821)      (37,102)
 - recovery of deferred tax credits                   17,705        4,676        22,381             -             -             -
 - permanent differences (net)                       (3,706)        3,577         (129)        38,818        31,887        70,705
                                                 ------------ ------------  ------------  ------------  ------------  ------------
Income tax and social contribution on net
   income expense                                  (599,914)    (143,498)     (743,412)     (427,736)      (68,330)     (496,066)
                                                 ============ ============  ============  ============  ============  ============
     Current                                       (477,725)     (98,202)     (575,927)     (272,448)      (60,610)     (333,058)
     Deferred                                      (122,189)     (45,296)     (167,485)     (155,288)       (7,720)     (163,008)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                       CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                             6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19
------------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
------------------------------------------------------------------------------------------------------------------------------------

b) Analysis of the deferred income tax and social contribution assets and liabilities, at the standard rates of tax:

                                                                                                 ASSETS
                             ----------------------------------------------------------------------------
                                                                                                 Company
                             ----------------------------------------------------------------------------
                                                         6/30/2005                             3/31/2005
                             --------------------------------------  ------------------------------------
                                      IR          CS         TOTAL            IR          CS       TOTAL
                             ------------  ----------  ------------  ------------  ----------  ----------

Income tax losses                 11,126           -        11,126         7,534           -       7,534

Social contribution losses             -       4,716         4,716             -       3,362       3,362

Provision for contingencies       11,595       4,174        15,769        11,595       4,174      15,769

Benefits to employees                  -           -             -             -           -           -

Commissions/other                      -           -             -             -           -           -

Amortized goodwill                 1,524         548         2,072         1,372         494       1,866

Provision for losses               9,664         991        10,655         9,664         991      10,655
                             ------------  ----------  ------------  ------------  ----------  ----------

                                  33,909      10,429        44,338        30,165       9,021      39,186
                             ============  ==========  ============  ============  ==========  ==========

  Current                              -           -             -             -           -           -
  Long-term                       33,909      10,429        44,338        30,165       9,021      39,186


                                                                                                        ASSETS
                            -----------------------------------------------------------------------------------
                                                                                                  Consolidated
                              ---------------------------------------------------------------------------------
                                                            6/30/2005                                3/31/2005
                              ----------------------------------------  ---------------------------------------
                                       IR            CS         TOTAL            IR           CS         TOTAL
                              ------------  ------------  ------------  ------------  -----------  ------------

Income tax losses                 255,340             -       255,340       352,377            -       352,377

Social contribution losses              -        30,580        30,580             -       42,021        42,021

Provision for contingencies        50,120        18,044        68,164        49,734       17,904        67,638

Benefits to employees              84,844             -        84,844       105,083            -       105,083

Commissions/other                 174,438         2,459       176,897       147,728        2,565       150,293

Amortized goodwill                  4,598         1,655         6,253         3,865        1,391         5,256

Provision for losses               80,728        26,574       107,302        83,532       27,583       111,115
                              ------------  ------------  ------------  ------------  -----------  ------------

                                  650,068        79,312       729,380       742,319       91,464       833,783
                              ============  ============  ============  ============  ===========  ============

  Current                         172,049        29,752       201,801       212,538       43,540       256,078
  Long-term                       478,019        49,560       527,579       529,781       47,924       577,705



                                                                                                LIABILITIES
                             ------------------------------------------------------------------------------
                                                                                                 Company
                             ----------------------------------------------------------------------------
                                                         6/30/2005                             3/31/2005
                             --------------------------------------  ------------------------------------
                                      IR          CS         TOTAL            IR          CS       TOTAL
                             ------------  ----------  ------------  ------------  ----------  ----------

Accelerated depreciation               -           -             -             -           -           -

Amortized negative goodwill       40,198      14,471        54,669        40,198      14,471      54,669

Inflationary/exchange effect           -           -             -             -           -           -
                             ------------  ----------  ------------  ------------  ----------  ----------
                                                                                      14,471
                                  40,198      14,471        54,669        40,198                  54,669
                             ============  ==========  ============  ============  ==========  ==========

  Current                              -           -             -             -           -           -
  Long-term                       40,198      14,471        54,669        40,198      14,471      54,669


                                                                                                  LIABILITIES
                             ---------------------------------------------------------------------------------
                                                                                                 Consolidated
                             ---------------------------------------------------------------------------------
                                                           6/30/2005                                3/31/2005
                             ----------------------------------------  ---------------------------------------
                                      IR            CS         TOTAL            IR           CS         TOTAL
                             ------------  ------------  ------------  ------------  -----------  ------------

Accelerated depreciation         465,908           794       466,702       535,590          810       536,400

Amortized negative goodwill       50,341        14,628        64,969        50,341       14,628        64,969

Inflationary/exchange effect     134,447        48,401       182,848        82,909       29,847       112,756
                             ------------  ------------  ------------  ------------  -----------  ------------

                                 650,696        63,823       714,519       668,840       45,285       714,125
                             ============  ============  ============  ============  ===========  ============

  Current                        162,502        48,401       210,903       113,421       29,847       143,268
  Long-term                     488,194        15,422       503,616       555,419       15,438       570,857

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

The tax benefits recognized on income tax and social contribution losses, as well as on the provision for losses, both in the Company and consolidated, are supported by projections of future taxable income adjusted to present values, based on technical feasibility studies approved by management. These studies, which consider the history of the Company's and its subsidiaries' profitability and the maintenance of the current profitability in the future, permitted the recognition of credits over a period not exceeding ten years. The other credits based on temporary differences, mainly tax contingencies, were maintained according to their estimate of realization.

c) Estimated recovery of deferred income tax and social contribution assets:

                                                Company                     Consolidated
                  --------------------------------------  -------------------------------
                      6/30/2005               3/31/2005       6/30/2005        3/31/2005
                  --------------  ----------------------  --------------  ---------------
2005                          -                       -         183,190          238,403
2006                          -                       -          58,918           72,691
2007                          -                       -          61,409           66,043
2008                      2,026                   2,027          58,025           62,839
2009                     21,025                  18,448                          123,536
2010 to 2012             16,870                  14,294                          173,455
2013 to 2014              4,417                   4,417          86,580           96,816
                  --------------  ----------------------  --------------  ---------------
                         44,338                  39,186         729,381          833,783
                  ==============  ======================  ==============  ===============

10      JUDICIAL DEPOSITS AND OTHER

                                                        COMPANY                    CONSOLIDATED
                                 -------------------------------  ------------------------------
                                      6/30/2005       3/31/2005       6/30/2005       3/31/2005
                                 ---------------  --------------  --------------  --------------
Judicial deposits                        24,344          15,550          37,479          28,266
Receivables under contract                    -               -          45,856          47,715
Income tax incentives                     9,945           9,945          10,122          10,122
Assets not for use                            -               -          41,881          46,344
Prepaid finance expenses                      -               -          28,958          34,576
Eletrobras loans                              -           8,908           1,304          10,212
Other                                         -               -           4,168          10,710
                                 ---------------  --------------  --------------  --------------
                                         34,289          34,403         169,768         187,945
                                 ===============  ==============  ==============  ==============

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                       CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                             6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19
------------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
------------------------------------------------------------------------------------------------------------------------------------

11        INVESTMENTS

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                      Gerdau           Gerdau          Gerdau        Itaguai Com.
                                                                   Internacional
                                  Participacoes                      Empreend.          Imp. e
                                     S.A. (1)      Acominas S.A.     Ltda. (2)      Export. Ltda.
                                  ---------------  --------------- ---------------  ---------------
                                    Investment       Investment      Investment       Investment

                                  ---------------  --------------- ---------------  ---------------
Balance at 12/31/2004                  4,887,726                -       2,007,665          193,964
                                  ---------------  --------------- ---------------  ---------------
Equity in earnings (losses)              547,454                -         120,713           12,955
Dividends                              (133,000)                -               -                -
                                  ---------------  --------------- ---------------  ---------------
Balance at 3/31/2005                   5,302,180                -       2,128,378          206,919
                                  ===============  =============== ===============  ===============
Merger                               (5,302,180)        5,302,180               -                -
Equity in earnings (losses)(3)                 -          592,001        136,410)          (3,154)
Capital gain (Note 27)                         -          305,839               -                -
Dividends                                      -        (220,174)        (15,992)          (9,760)
Acquisition                                    -                -               -                -
                                  ---------------  --------------- ---------------  ---------------
Balance at 6/30/2005                           -        5,979,846       1,975,976          194,005
                                  ===============  =============== ===============  ===============

Capital                                        -        3,565,222       2,663,342          145,110
Adjusted shareholders' equity                  -        6,692,609       2,741,321          194,005
Net income (loss) for the quarter              -          565,215       (189,244)          (3,154)
Holding in capital (%)                     0.00%           89.36%          72.08%          100.00%
Common shares / quotas held                    -      160,711,825   1,919,769,142      145,109,651


                                                                                                   COMPANY
                                  -------------------------------------------------------------------------
                                                                  Subsidiaries        Other          Total
                                  ----------------------------------------------------------  -------------
                                               Dona                   Other
                                            Francisca
                                            Energetica
                                               S.A.
                                  -------------------------------  ------------
                                    Provision for       Goodwill   Investment
                                                             loss
                                  ----------------  -------------  ------------
Balance at 12/31/2004                     (8,472)         19,512            26           43      7,100,464
                                  ----------------  -------------  ------------  -----------  -------------
Equity in earnings (losses)                   975          (610)             -            -        681,487
Dividends                                       -              -             -            -      (133,000)
                                  ----------------  -------------  ------------  -----------  -------------
Balance at 3/31/2005                      (7,497)         18,902            26           43      7,648,951
                                  ================  =============  ============  ===========  =============
Merger                                          -              -             -            -              -
Equity in earnings (losses)(3)              2,037          (610)             -            -        453,864
Capital gain (Note 27)                          -              -             -            -        305,839
Dividends                                       -              -             -            -      (245,926)
Acquisition                                     -              -             -        4,772          4,772
                                  ----------------  -------------  ------------  -----------  -------------
Balance at 6/30/2005                      (5,460)         18,292            26        4,815      8,167,500
                                  ================  =============  ============  ===========  =============

Capital                                    66,600
Adjusted shareholders' equity            (10,537)
Net income (loss) for the quarter           3,931
Holding in capital (%)                     51.82%
Common shares / quotas held           345,109,212

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

(1) On December 29, 2004, the Company increased the capital in Gerdau Participacoes S.A. paid through the merger of its total shareholding in the subsidiary Gerdau Acominas S.A. (91.5%) and the equivalent of a 22.8% holding in the subsidiary Gerdau Internacional Empreendimentos Ltda. These investments were valued at the economic values of their net assets by an expert company based on projections of cash flows, discounted to present values. The difference between the book value of these investments and the amount appraised represents an unrealized capital gain, equivalent to the goodwill recorded by Gerdau Participacoes (company merged with Gerdau Acominas S.A. at 5/09/2005), which was adjusted as required by CVM Instruction No. 349. At 6/30/2005, the unrealized capital gain amounted to R$ 2,991,930, net of the amount recognized in income up to the date of this Quarterly Information, whose realization will occur in a period of up to 10 years. (2) Company holders of the investments in foreign subsidiaries. (3) Includes amortization of goodwill/negative goodwill.

                                                                                                                       Consolidated
                               -----------------------------------------------------------------------------------------------------
                                               Dona
                               Margusa-     Francisca
                               Maranhao     Energetica    Armacero Industrial        Distribuidora Matco S.A.
                               Gusa S.A.       S.A.         y Comercia Ltda.                   Ltda.             Salomon Sack S.A.
                               ---------    ----------    ---------------------    --------------------------  --------------------
                                Goodwill     Goodwill     Investment    Goodwill   Investment   Goodwill       Investment  Goodwill
                               ---------    ----------    ----------    -------    ----------   -------------  ----------  --------
Balance at 12/31/2004            24,728       19,512       9,871          457        12,400      6,066            17,873    2,091
                               ---------    ----------    ----------    -------    ----------   -------------  ----------  --------
   Foreign exchange                   -            -           -          (20)          -         (267)              -        (93)
   adjustment
   Amortization of goodwill      (4,121)        (610)          -         (285)          -         (654)              -     (1,678)
   Acquisition of investment          -            -           -            -           -           -                -        -

Investment consolidated in            -            -      (9,871)           -       (12,400)        -            (17,873)     -
   the period
                               ---------    ----------    ----------    -------    ----------   -------------  ----------  --------
Balance at 3/31/2005             20,607       18,902           -          152           -        5,145               -        320
                               ---------    ----------    ----------    -------    ----------   -------------  ----------  --------
   Foreign exchange                   -            -           -          (10)          -         (504)              -         (1)
   adjustment
   Amortization of goodwill      (4,121)        (610)           -         (92)          -         (405)              -      1,095
   Acquisition of investment          -            -           -            -           -           -                -        -
   Dividends                          -            -           -            -           -           -                -        -
   Equity in earnings                 -            -           -            -           -           -                -        -
                               ---------    ----------    ----------    -------    ----------   -------------  ----------  --------
Balance at 6/30/2005             16,486       18,292           -           50           -        4,236               -      1,414
                               =========    ==========    ==========    =======    ==========   =============  ==========  ========


                               ----------------------------------------------------------

                                               Sociedades em
                               MRS Logistica     conta de
                                     S.A.        participacao       Other         Total
                               -------------   --------------   ------------     --------
                               Investment      Investment         Investment
                               -------------   --------------   ------------     --------
Balance at 12/31/2004            4,772          10,036               4,211       112,017
                               -------------   --------------   ------------     --------
   Foreign exchange                -                 -                 -            (380)
   adjustment
   Amortization of goodwill        -                 -                 -          (7,348)
   Acquisition of investment       -                 -                 268           268

Investment consolidated in         -                 -                 -          40,144)
   the period
                               -------------   --------------   ------------     --------
Balance at 3/31/2005             4,772          10,036               4,479        64,413
                               -------------   --------------   ------------     --------
   Foreign exchange                -                 -                 -           (515)
   adjustment
   Amortization of goodwill        -                 -                 -          (4,133)
   Acquisition of investment       -                 -               1,044         1,042
   Dividends                       -            (2,706)                -          (2,706)
   Equity in earnings              -               483                 -             483
                               -------------   --------------   ------------     --------
Balance at 6/30/2005             4,772           7,813               5,523        59,115
                               =============   ==============   ============     ========


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                       CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                             6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19
------------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
------------------------------------------------------------------------------------------------------------------------------------


12        FIXED ASSETS

                                                                                                                   CONSOLIDATED
                                           ------------------------------------------------------------------------------------
                                                                                                       6/30/2005     3/31/2005
                                                                   ----------------------------------------------  ------------
                                                                                       Accumulated
                                                          Annual                      depreciation
                                           depreciation/depletion                              and
                                                        rate - %              Cost       depletion           Net           Net
                                           ----------------------  ----------------  --------------  ------------  ------------
Land, buildings and structures                           0 to 10         3,246,974     (1,122,780)     2,124,194     2,255,624
Machinery, equipment and installations                   5 to 10         7,698,134     (3,780,949)     3,917,185     4,164,766
Furniture and fixtures                                   5 to 10           109,759        (70,097)        39,662        41,876
Vehicles                                                20 to 33            45,411        (31,171)        14,240        11,291
Electronic data equipment/rights/licenses               20 to 33           302,837       (203,859)        98,978       101,827
Construction in progress                                       -         1,614,014               -     1,614,014     1,351,957
Forestation/reforestation                           Felling plan           241,016        (57,471)       183,545       174,284
                                                                   ----------------  --------------  ------------  ------------
                                                                        13,258,145     (5,266,327)     7,991,818     8,101,625
                                                                   ================  ==============  ============  ============

a) INSURED AMOUNTS - the assets are insured against fire, electrical damage and explosion. The coverage is determined based on the amounts and risks involved. The plants of the North American subsidiaries and the Ouro Branco plant of the subsidiary Gerdau Acominas S.A. have coverage for loss of profits.

b) CAPITALIZATION OF INTEREST AND FINANCIAL CHARGES - R$ 4,147 credit was capitalized during the quarter - Company and consolidated (R$ 1,221 expense - consolidated at 3/31/2005) as a result of the appreciation of the Brazilian real in relation to the US dollar.

c) GUARANTEES OFFERED - fixed assets were pledged as collateral for loans and financing in the amount of R$ 815,922 - consolidated (R$ 780,045 - consolidated at 3/31/2005).

d) SUMMARY OF CHANGES IN FIXED ASSETS:
                                                                                                    CONSOLIDATED
                                                                     -------------------------------------------
                                                                                 6/30/2005            3/31/2005
                                                                     ----------------------   ------------------
Balance at the beginning of the quarter                                          8,101,625            7,927,363
(+) Purchases / sales for the quarter                                              461,701              342,941
(-) Depreciation and depletion in cost of sales                                  (186,073)            (188,728)
(-) Depreciation and depletion in administrative expenses                         (18,532)             (22,781)
(+) Companies consolidated in the quarter                                                -               47,083
(-) Foreign exchange effect on foreign fixed assets                              (366,903)              (4,253)
                                                                     ----------------------   ------------------
Balance at the end of the quarter                                                7,991,818            8,101,625
                                                                     ======================   ==================

13      DEFERRED CHARGES

Consolidated deferred charges comprise pre-operating expenses in the construction of a power plant, as well as reforestation, research, development and restructuring projects.


14        LOANS AND FINANCING

                                                                     ANNUAL                     CONSOLIDATED
                                                                              -------------------------------
                                                                    charges       6/30/2005        3/31/2005
                                                       ---------------------  --------------  ---------------
CURRENT
Working capital financing (R$)                              8.00% to 10.02%             689              900
Investment financing (R$)                                         8% to 14%           5,398            4,500
Investment financing (US$)                                              US$           1,229            1,394
Working capital financing (US$)                          4.74% to 10.50%            592,600          838,410
Working capital financing (Clp$)                             0.23% to 0.32%          42,386           36,721
Working capital financing (PA$)                             4.25% to 10.00%           8,565            8,675
Current portion of long-term financing                                              654,120          713,631
                                                                              --------------  ---------------
                                                                                  1,304,987        1,604,231

LONG-TERM
Working capital financing (R$)                                       10.17%          64,855           27,171
Fixed asset financing and others (R$)                      10.17% to 10.32%         789,101          816,533
Investment financing (R$)                                  IGPM +4% to 8.5%          38,659           26,863
Fixed asset financing and others (US$)                       1.74% to 9.97%         765,686          876,637
Working capital financing (US$)                             4.74% to 10.75%       2,282,638        2,548,176
Investment financing (US$)                                            4.04%         160,444          185,422
Fixed asset financing (Cdn$)                                 2.00% to 3.25%           4,955            2,954
Working capital financing (Clp$)                             0.29% to 0.43%          35,985           29,331
Fixed asset financing (Clp$)                                 0.26% to 0.43%               -           23,598
Working capital financing (PA$)                             4.50% to 10.00%             179              743
(-) Current portion                                                               (654,120)        (713,631)
                                                                              --------------  ---------------
                                                                                  3,488,382        3,823,797
                                                                              --------------  ---------------
Total financing                                                                   4,793,369        5,428,028
                                                                              ==============  ===============

CDI - Certificate of Interbank Deposit interest rate IGPM - General Market Price Index

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

Summarized by currency:

                                                       CONSOLIDATED
                                     -------------------------------
                                         6/30/2005        3/31/2005
                                     --------------  ---------------
Brazilian real (R$)                        898,702          875,967
U.S. dollar (US$)                        3,802,597        4,450,039
Canadian dollar (Cdn$)                       4,955            2,954
Argentine peso (PA$)                         8,744            9,418
Chilean peso (Clp$)                         78,371           89,650
                                     --------------  ---------------
                                         4,793,369        5,428,028
                                     ==============  ===============


The schedule for payment of the long-term portion of financing is as follows:

                                               CONSOLIDATED
                                           -----------------
In 2006                                             279,305
In 2007                                             645,164
In 2008                                             672,250
In 2009                                             410,529
In 2010                                             279,833
After 2010                                        1,201,301
                                           -----------------
                                                  3,488,382
                                           =================


a) GUARANTEES

The loans contracted under the FINAME/BNDES program are guaranteed by the financed assets, in the amount of R$ 290,862. The other loans are guaranteed by sureties from the controlling shareholders, on which the Company pays a fee of 1% p.a. on the amount guaranteed.

b) COVENANTS

In replacement of the tangible guarantees usually required, the loans are being contracted with certain financial covenants, as follows:

I) Consolidated interest coverage ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), as described in Note 28;

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

II) Consolidated leverage ratio -
measures the debt coverage capacity in relation to EBITDA, as described in Note 28; III) Required Minimum Net Worth - measures the minimum net worth required in financial agreements; and IV) Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated on a consolidated basis, except for item IV which refers to the parent company Metalurgica Gerdau S.A., and have been complied with. The penalty for non-compliance is the prepayment of the contracts.

c) CREDIT LINES

The subsidiary Gerdau Acominas S.A. has a credit line in the amount of US$ 240 million (R$ 564,096 at June 30, 2005) with ABN AMRO Bank N.V., The Bank of Tokyo-Mitsubishi and UFJ Bank Limited. This credit line in guaranteed by Nippon Export and Investment Insurance (NEXI), and has a seven-year term, of which two years as a grace period and five of amortization.

The funds will be used for modernization of the Ouro Branco plant and there is no relation with import or export receivables.

The North American subsidiaries have a credit line in the amount of US$ 350 million, equivalent to R$ 822,640 at June 30, 2005, falling due in June 2008, which can be drawn in U.S. dollars (at the LIBOR rate plus interest of between 2.25% and 2.75% p.a. or US Prime/FED Funds plus interest of 0.5% p.a.) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus interest of between 2.35% and 2.85% p.a. or Canadian Prime plus interest of 1.00% p.a.). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary.

The subsidiary Gerdau Aza S.A. has a credit line for working capital amounting to Clp$ 41 billion, equivalent to R$ 168,155 at June 30, 2005, bearing interest of 3.60% p.a., and a credit line for fixed assets in the amount of Clp$ 3 billion, equivalent to R$ 13,420 at June 30, 2005, bearing interest of 6.12% p.a.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

15      DEBENTURES
                              General                      Number
                                        --------------------------
        Issue                 Meeting       Issued   In portfolio       Maturity        Annual rate   3/31/2005     3/31/2005
----------------------  --------------  ----------- --------------  -------------  -----------------  ----------  ------------
3rd  - A and B             05.27.1982    144,000       53,024         06.01.2011                CDI    160,026        124,974
7th                        07.14.1982     68,400       34,647         07.01.2012                CDI    71,902          68,655
8th                        11.11.1982    179,964       41,858         05.02.2013                CDI    192,217        197,956
9th                        06.10.1983    125,640       26,070         09.01.2014                CDI    212,107        208,854
11th - A and B             06.29.1990    150,000       82,541         06.01.2020                CDI    136,232        134,944
13th                       11.23.2001     30,000       30,000         11.01.2008          CDIless2%       -                 -
                                                                                                      ----------  ------------
Company                                                                                                772,484        735,383
Gerdau Ameristeel                        125,000                                                       205,524
Corp.                       4.23.1997                           -     04.30.2007              6.50%                   241,299
Debentures held by consolidated subsidiaries                                                                  -       (7,053)
                                                                                                      ----------  ------------
Consolidated                                                                                           978,008        969,629
                                                                                                      ==========  ============
Current portion                                                                                          2,597          7,462
Long-term portion                                                                                      975,411        962,167

The debentures of Gerdau Ameristeel Corporation are convertible into common shares of that subsidiary up to their maturity date and are stated in Canadian dollars.

The controlling shareholders hold, directly or indirectly, R$ 581,838 at June 30, 2005 (March 31, 2005 - R$ 531,630) of the outstanding debentures.


16      FINANCIAL INSTRUMENTS

a) GENERAL COMMENTS - Gerdau S.A. and its subsidiaries enter into transactions involving financial instruments, the risks of which are managed through financial positions and exposure limit controls. All instruments are fully recorded in the books of account and mainly relate to the instruments listed below:

- FINANCIAL INVESTMENTS - are recorded at their redemption value as of the date of the Quarterly Information and are explained and presented in Note 5;

 - INVESTMENTS - are explained and presented in Note 11;

- RELATED COMPANIES - are explained and presented in Note 21;

 - LOANS AND FINANCING - are explained and presented in Note 14;

- DEBENTURES - are explained and presented in Note 15; and

- FINANCIAL DERIVATIVES - in order to minimize the effects of fluctuations in foreign exchange rates on their liabilities, the subsidiaries Gerdau Acominas S.A. and Dona Francisca Energetica S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the CDI interest rate and the General Market Price Index (IGP-M), plus additional interest. The subsidiaries Gerdau Acominas S.A. and Gerdau Ameristeel Corporation also entered into swap contracts, linked to the London Interbank Offered Rate (LIBOR).

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                       CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                             6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19
------------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
------------------------------------------------------------------------------------------------------------------------------------


The swap contracts are listed below:

                                                                                                                  CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
      Contract date                 Purpose          Amount - US$             Annual rate                   Maturity
                                                       thousand
---------------------------  ----------------------  --------------  ------------------------------ --------------------------
  7/16/2001 to 5/07/2002          Prepayment                12,174      85.55% to 92.80% of CDI      7/13/2005 to 3/01/2006
   10/30 to 11/03/2003            Bank notes               200,000    LIBOR + interest of 6.09% a           7/15/2011
                                                                                 6.13%
        1/31/2005                Fixed assets              240,000               5.64%                     11/30/2011

b) MARKET VALUE - the market values of the financial instruments are as follows:

                                                                                                                    COMPANY
                                                    ------------------------------------------------------------------------
                                                                              6/30/2005                           3/31/2005
                                                    ------------------------------------  ----------------------------------
                                                                Book             Market               Book           Market
                                                               value              value              value            value
                                                    -----------------  -----------------  -----------------  ---------------
Financial investments                                         17,764             17,764              2,626            2,626
Debentures                                                   772,484            772,484            735,383          735,383
Investments                                                8,167,500          8,167,500          7,648,951        7,648,951
Related companies (liabilities)                              108,567            108,567            138,277          138,277
Stock options (liabilities) - Note 25                              -             11,958                  -            8,002
Treasury shares - Note 23                                     56,778             65,553             44,139           69,693

                                                                                                                Consolidated
                                                    ------------------------------------------------------------------------
                                                                              6/30/2005                           3/31/2005
                                                    ------------------------------------  ----------------------------------
                                                                Book             Market               Book           Market
                                                               value              value              value            value
                                                    -----------------  -----------------  -----------------  ---------------
Financial investments                                      2,406,856          2,406,856          2,034,030        2,034,030
Securitization financing                                     556,084            556,084            630,700          630,700
Import financing                                             478,492            478,492            732,358          732,358
Prepayment financing                                         584,297            583,007            718,491          716,515
Financing - Resolution 2770                                        -                  -            235,049          231,682
Bank notes financing                                         943,334          1,066,779          1,063,505        1,226,561
Fixed asset financing                                         50,067             51,426             47,717           48,459
Other financing                                            2,181,095          2,181,095          2,000,208        2,000,208
Debentures                                                   975,411            975,411            969,629          969,629
Investments                                                   58,586             58,586             64,413           64,413
Related companies (assets)                                     2,244              2,244                  -                -
Related companies (liabilities)                                    -                  -              2,616            2,616
Stock options (liabilities) - Note 25                              -             14,579                  -           13,663
Swap contracts - fixed assets (assets)                             -                  -              7,163            7,163
Swap contracts -investments (assets)                           4,198              4,198
Swap contracts -investments (liabilities)                      1,913              1,913              2,553            2,553

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------


The market values of the swap contracts of subsidiaries in Brazil were obtained based on future income projections for each contract, calculated based on the present value of the forward U.S. dollar + coupon rates (assets) and CDI/IGPM future rates (liabilities) and adjusted to present value on the date of the Quarterly Information, using the projected future CDI/IGPM rate for each maturity. The same methodology is applied for the calculation of the market values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR rate.

Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the "Financial expenses/income, net" account, and are stated at cost plus accrued charges up to the date of the Quarterly Information. Contracts not linked to such financing have been recorded at their market value under the headings "Judicial deposits and other" (assets) and "Other accounts payable" (liabilities).

The Company believes that the balances of the other financial instruments, which are recorded in the books at net contracted values, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company's and its subsidiaries' business

Price risk: this risk is related to the possibility of price variations of the products that the subsidiaries sell or in the raw material prices and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by the changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: this risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to assets (financial investments) and liabilities. In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and the CDI) and periodically renegotiate contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balances of contracts denominated in a foreign currency. In addition to the foreign investments which are a natural hedge, the Company and its subsidiaries use "hedge" instruments, usually swaps contracts, as described in item "a" above, to manage the effects of these fluctuations.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments with financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial and equity position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Credit Committee.


17        FINANCIAL EXPENSES/INCOME, NET
                                                                          COMPANY                         CONSOLIDATED
                                                  --------------------------------  -----------------------------------
                                                       6/30/2005        6/30/2004          6/30/2005         6/30/2004
                                                  ---------------  ---------------  -----------------  ----------------
Financial income
Financial investments                                        352           10,477             92,236            35,411
Interest received                                              2              295             15,605            13,920
Monetary variations                                            -               59              1,030             2,077
Foreign exchange variations                                   62                1           (38,855)            20,893
Other financial income                                     2,845           12,641              6,680            37,897
                                                  ---------------  ---------------  -----------------  ----------------
Total financial income                                     3,261           23,473             76,696           110,198
                                                  ===============  ===============  =================  ================

Financial expenses
Interest on debt                                        (61,191)         (21,690)          (244,903)         (240,344)
Monetary variations                                      (1,009)            (308)            (4,556)          (19,435)
Foreign exchange variations                               10,529          (3,738)            194,087         (235,522)
Foreign exchange swaps                                         -                -             39,481            51,717
Interest rate swaps                                            -                -            (4,190)                 -
Other financial expenses                                 (3,183)          (2,390)           (57,255)          (49,599)
                                                  ---------------  ---------------  -----------------  ----------------
Total financial expenses                                (54,854)         (28,126)           (77,336)         (493,183)
                                                  ===============  ===============  =================  ================

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

18      TAXES, CHARGES AND CONTRIBUTIONS PAYABLE
                                                                                      COMPANY                   CONSOLIDATED
                                                               -------------------------------  -----------------------------
                                                                    6/30/2005       3/31/2005       6/30/2005      3/31/2005
                                                               ---------------  --------------  --------------  -------------
Income tax and social contribution on net income                            -               -         127,963        312,710
Social charges on payroll                                                 215             191          59,936         47,691
Value-added tax on sales and services (ICMS)                                -               -          37,237         36,407
Social contribution on revenues (COFINS)                                    1               1          35,459         31,787
Excise tax (IPI)                                                            -               -          25,400         22,474
Social Integration Program (PIS)                                            -               -           7,688          6,899
Income tax and social contribution withheld at source                      90               -           4,690         16,975
Taxes payable in installments                                              90           2,670           5,639          6,871
Other                                                                       -               1          37,069         34,663
                                                               ---------------  --------------  --------------  -------------
                                                                          396           2,863         341,081        516,477
                                                               ===============  ==============  ==============  =============



19      TAX RECOVERY PROGRAM (REFIS) AND SPECIAL INSTALLMENT PAYMENT PROGRAM (PAES)

a) REFIS

On December 6, 2000, the Company enrolled in the REFIS program to pay the Social
Integration Program (PIS) and the Social Contribution on Revenues (COFINS) contributions in 60 monthly installments, all paid at 6/30/2005, as follows:

                                                                                                     COMPANY AND CONSOLIDATED
                                  -------------------------------------------------------------------------------------------
                                                                      6/30/2005                                    3/31/2005
                                  ----------------------------------------------  -------------------------------------------
                                        Principal       Interest          Total      Principal       Interest          Total
                                  ----------------  -------------  -------------  -------------  -------------  -------------
PIS                                             -              -              -          1,009          1,088          2,097
COFINS                                          -              -              -            240            258            498
                                  ----------------  -------------  -------------  -------------  -------------  -------------
Total                                           -              -              -          1,249          1,346          2,595
                                  ================  =============  =============  =============  =============  =============

Current                                         -              -              -          1,249          1,346          2,595

Taxes, contributions and other liabilities are paid by the Company on their due dates, which is a basic requirement to remain eligible for the REFIS program.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------


As guarantee for this installment payment program, the Company pledged the land and buildings of the Piratini plant of the subsidiary Gerdau Acominas S.A., located in the municipality of Charqueadas, in the state of Rio Grande do Sul, amounting to R$ 78,494.

The total income tax and social contribution credits from third parties offset against fines and interest on the consolidation of the REFIS debts on December 6, 2000 totaled R$ 57,040 and were purchased for R$ 4,351. The Company's own tax credits were not used.

The constitutionality of the use of credits of R$ 40,118 of the total purchased is being challenged in court. This is because the Federal Revenue authorities understand that tax credits must first be used to offset the assignor's own debts, only transferring the excess to the assignee. This understanding, based solely on a REFIS Management Committee Resolution, edited subsequently to the Company's enrollment in the program, does not comply with the legal order. In fact, the law which established the Program authorized, with no conditions, the purchase of third party tax credits for offset against own liabilities.

b) PAES

The proportionally consolidated (52%) subsidiary Dona Francisca Energetica S.A. enrolled in the PAES, established by Law 10684/03, at the Federal Revenue Secretariat, to settle Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) liabilities. The balances of these tax liabilities are recorded in Taxes and contributions payable, in current liabilities, and in Other accounts payable, in long-term liabilities. The balances of the renegotiated taxes, which were divided into 180 installments of which 153 are not yet due, are restated by the TJLP and are as follows:

                                                                                                                 CONSOLIDATED
                                  -------------------------------------------------------------------------------------------
                                                                      6/30/2005                                    3/31/2005
                                  ----------------------------------------------  -------------------------------------------
                                        Principal       Interest          Total      Principal       Interest          Total
                                  ----------------  -------------  -------------  -------------  -------------  -------------
IRPJ                                       19,546          3,995         23,541         19,925          3,586         23,511
CSLL                                        7,086          1,448          8,534          7,223          1,300          8,523
PIS                                           693            141            834            707            127            834
COFINS                                      3,202            654          3,856          3,264            588          3,852
                                  ----------------  -------------  -------------  -------------  -------------  -------------
Total                                      30,527          6,238         36,765         31,119          5,601         36,720
                                  ================  =============  =============  =============  =============  =============

Current                                     2,363   483                   2,846          2,364   425                   2,789
Long-term                                  28,164   5,755                33,919         28,755   5,176                33,931

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

Dona Francisca Energetica S.A. pays its taxes, contributions and other liabilities on their due dates, which is a basic requirement to remain eligible for the PAES program.


20       PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties in labor, civil, and tax processes. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company at June 30, 2005.

Balances of contingencies net of the related judicial deposits are as follows:

                                                                                         Company                   Consolidated
                                                                  -------------------------------  -----------------------------
a) Tax contingencies 6/30/2005 3/31/2005 6/30/2005 3/31/2005
                                                                  ---------------  --------------  -------------  --------------
Compulsory loans - Eletrobras                               (a.1)         50,456          50,456         50,456          50,456
FINSOCIAL                                                   (a.2)          6,891           6,891          6,898           6,898
ICMS                                                        (a.3)          1,099           1,099         18,503          17,823
Social contribution on net income                           (a.4)          7,216           7,216          7,333           7,333
Corporate income tax                                        (a.5)         19,993          19,993         19,993          19,993
National Institute of Social Security (INSS)                (a.6)         12,963          12,963         25,884          25,312
PIS                                                         (a.7)          1,831           1,831          1,904           1,903
COFINS                                                      (a.7)          6,387           6,387          6,935           6,935
Emergency Capacity Charge                                   (a.8)          9,368           9,368         31,508          28,773
Extraordinary Tariff Recomposition                          (a.8)          5,283           5,283         16,716          14,890
Government Severance Indemnity Fund for Employees (FGTS)
   and other tax contingencies                              (a.9)            305             305          1,862           1,869
(-) Judicial deposits                                      (a.10)       (34,818)        (34,818)       (86,983)        (80,125)
                                                                  ---------------  --------------  -------------  --------------
                                                                          86,974          86,974        101,009         102,060
b) Labor contingencies                                      (b.1)         10,963          10,963         50,603          50,462
(-) Judicial deposits                                       (b.2)        (3,055)         (3,055)       (10,338)        (10,338)
                                                                  ---------------  --------------  -------------  --------------
                                                                           7,908           7,908         40,265          40,124
c) Civil contingencies                                      (c.1)              -               -         99,523         100,635
(-) Judicial deposits                                       (c.2)              -               -        (1,224)         (1,207)
                                                                  ---------------  --------------  -------------  --------------
                                                                               -               -         98,299          99,428
                                                                  ---------------  --------------  -------------  --------------
                                Total liabilities provided                94,882          94,882        239,573         241,612
                                                                  ===============  ==============  =============  ==============

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

I) Contingent liabilities provided

a) Tax contingencies

a.1) Compulsory loans to Eletrobras, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against the taxpayers. Certain of the Company's proceedings are pending decision, but the outcomes are already foreseeable, in view of the prior decisions. The Company recorded a provision related to "compulsory loans", taking into consideration that, although the payment to Eletrobras was made as a loan: (i) the reimbursement to the Company would probably be in the form of shares of Eletrobras; (ii) the conversion will be made based on the net asset book value of the shares; and (iii) based on the current available information, the shares of Eletrobras are valued at substantially less than the net asset book value.

a.2) Lawsuit relating to the unconstitutionality of the Social Investment Fund (FINSOCIAL). Although the Supreme Court has confirmed the constitutionality of the tax at the rate of 0.5%, some of the Company's claims are still pending judgment, most of them in the Superior Courts.

a.3) Lawsuits relating to amounts for Value-Added Tax on Sales and Services
(ICMS), the majority of which relates to credit rights involving the Finance Secretariat and the State Courts of the First Instance in the state of Minas Gerais.

a.4) The amounts refer to challenges of the constitutionality of the social contribution on net income in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

a.5) Lawsuits relating to Corporate Income Tax (IRPJ) being litigated at the administrative sphere.

a.6) Contributions due to the INSS which correspond to suits for annulment by the Company with judicial deposits of practically the whole amount involved, in progress in the Federal Court of the First Instance in the state of Rio de Janeiro.

In the consolidated information, the additional provision also refers to lawsuits questioning the position of the INSS charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Acominas S.A., as well as on payments for services rendered by third parties, in which the Institute calculated charges for the last ten years and assessed the Company because it understands that it is jointly liable. The assessments were maintained at the administrative level, and Gerdau Acominas S.A. filed annulment actions with the judicial deposit of the corresponding amount, based on the understanding that the right to assess part of the charge had prescribed and that there is no such liability.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

a.7) Contributions for the Social Integration Program (PIS) and the Social Contribution on Revenues (COFINS), in connection with lawsuits questioning the constitutionality of Law 9718, which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

a.8) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition
(RTE), charges included in the electric energy bills of the Company's plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st, 2nd and 5th Regions. The companies have fully deposited in court the amount of the disputed charges.

a.9) The provision mainly refers to a lawsuit brought by the subsidiary Gerdau Acominas S.A. regarding the Government Severance Indemnity Fund for Employees
(FGTS) increased charges, which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by that company. The amount provided is fully deposited in court.

a.10) The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related legal matters. The balances of these credits are classified as a reduction of the provision for tax contingencies.

b) Labor contingencies

b.1) The Company is also party in labor claims. None of these claims refer to individually significant amounts, and the lawsuits mainly involve claims for overtime pay, health hazards and risk premium, among others.

b.2) The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related legal matters and are classified as a reduction of the provision for labor contingencies.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

c) Civil contingencies

c.1) The Company is also defending in court, in the consolidated information, civil claims arising from the normal course of operations, including claims arising from work accidents.

The provision refers mainly to the issue involving the jointly-owned (52%) subsidiary Dona Francisca Energetica S.A. According to a resolution of the Brazilian Electricity Regulatory Agency (ANEEL), the operations of the subsidiary are restricted to the South of Brazil submarket. Since some of its transactions were carried out in the remaining submarkets, Dona Francisca Energetica S.A. may have to acquire the energy it sells from third parties. The subsidiary challenges in court the validity of the ANEEL resolution and has obtained a favorable preliminary injunction.

c.2) The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related legal matters and are classified as a reduction of the provision for civil contingencies.

II) Contingent liabilities not provided

a) Tax contingencies

a.1) The Company is defendant in assessments filed by the state of Minas Gerais demanding ICMS tax payments arising mainly from the sales of products to commercial exporters. The restated amount of the lawsuits totals R$ 33,349. The Company has not recorded any provision for contingency in relation to these claims since it considers this tax is not payable, because products for export are exempted from ICMS.

a.2) The Company and its subsidiary Gerdau Acominas S.A. are defendants in assessments filed by the state of Minas Gerais, which demand ICMS tax payments on the export of semi-finished manufactured products. The subsidiary Gerdau Acominas S.A. also filed a lawsuit for the annulment of a requirement of the same nature. The total amount demanded is R$ 260,680. The companies have not recorded any provision for contingency in relation to these claims since they consider this tax is not payable because the products cannot be considered semi-finished manufactured products as defined by the federal complementary law and, therefore, are not subject to ICMS.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

a.3) Also, R$ 72,061 are being demanded due to the understanding of the Federal Revenue Secretariat that the transactions carried out by the subsidiary Gerdau Acominas S.A., under the drawback concession granted by DECEX, were not in conformity with the legislation. Gerdau Acominas filed a preliminary administrative defense of the legality of the arrangement. In January 2005, Gerdau Acominas was advised that its defense was rejected, it appealed this decision and is currently awaiting its judgement.

The tax liability has not been definitively established. The arrangement which originated the demand conforms with the assumptions required for the drawback concession, and also the concession was granted after analysis by the legal administrative authority. Accordingly, Gerdau Acominas S.A. believes that success is possible, considering that the matter will only be definitively decided after a Court judgement, and has therefore not recorded any provision for the contingency.

b) Civil contingencies

b.1) Two civil construction syndicates in the state of Sao Paulo alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The process has now been forwarded to the Administrative Council for Economic Defense (CADE) for final decision. The Office of the Attorney General of CADE has issued a non-binding opinion that the cartel exists.

However, the lawsuit is pending judgment, taking into consideration the advance relief granted within a lawsuit proposed by Gerdau S.A. to annul the above-mentioned administrative lawsuit, based on the formal irregularities noted in its contents. The lawsuit is in the lower court, prior to the evidentiary phase. The advance relief is being questioned by CADE and the Federal Government through appeals filed with the High Court of Justice, whose judgment has not yet occurred.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and believes, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. For example, the investigations carried out by SDE did not follow the due legal course and the representatives of the SDE influenced certain witnesses who testified in the process. In addition, the SDE report was issued before Gerdau S.A. had the chance to reply to the closing arguments, which indicates that there was a bias in the judgment made by the SDE. The same applies to the SEAE report, which does not analyze the economic issues and is based exclusively on the witnesses' testimony.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

These irregularities, which also reflect non-compliance with the related constitutional provisions, will no doubt affect the administrative decision by CADE, based on the conclusions presented by the antitrust authorities until now. Gerdau S.A. has pointed out and tried to combat all these irregularities and will continue doing so in relation to the allegations and the irregularities in the administrative process, believing in a favorable outcome to this process, if not in the administrative sphere, possibly in the judicial sphere.

Because of the above, no provision has been recorded for this case. According to Brazilian legislation, fines of up to 30% of gross revenues in the prior fiscal years may be applied to the Company and, if personal responsibility of an executive is proven, such executive may be penalized by 10% to 50% of the fine applied to the Company. There are no precedents for fines exceeding 10%. In a similar case involving flat steel companies, the fine was 1%.

b.2) A civil lawsuit has been filed against Gerdau Acominas S.A. regarding the termination of a contract for the supply of slag and indemnities for losses and damages. At June 30, 2005, the lawsuit amounts to approximately R$ 37,014. Gerdau Acominas S.A. contested all bases for the lawsuit and filed a counterclaim for termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since this demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged the requests for indemnity unfounded.

This decision was maintained by the Court of Civil Appeals of the State of Minas Gerais (TAMG), and the court decision is based on expert evidence and interpretation of the contract. The process was in the High Court of Justice
(STJ) and was returned to the TAMG for judgment of the appeal requesting clarification of the decision.

Gerdau Acominas S.A. believes that any loss from the case is remote, since it understands that a change in the judgment is unlikely.

As regards the termination and the fact that the indemnity claimed by the supplier is not payable, the Court of Civil Appeals of the State of Minas Gerais confirmed the termination of the contract and granted the appeal by Gerdau Acominas to charge the supplier for the costs of removal of the slag, maintaining that the latter's claim has no grounds.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

The supplier attempted to appeal to the STJ. The appeal was not accepted and an interlocutory appeal was granted, the merit of which was not asserted but was partially admitted in order that the Court of Civil Appeals of the State of Minas Gerais could "indicate which contractual clause the supplier did not comply with". The Court of Civil Appeals of the State of Minas Gerais judged the matter again, as established by the STJ. The court decision was published on March 15, 2005 and clarified the matter, confirming non-compliance by the supplier. The decision was based on evidentiary analysis and interpretation of the contract, which practically annuls any chance of success of new appeals by the suppliers. Accordingly, Gerdau Acominas' belief that the loss is remote is strengthened.

b.3) A civil lawsuit has been filed by Sul America Cia. Nacional de Seguros against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court. The insurance company pleads doubt in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested both by the bank (which claims having no right over the amount deposited, which resolves the doubt raised by Sul America) and by the subsidiary (which claims that there is no such doubt and that there is justification to refuse payment since the amount owed by Sul America is higher than the amount involved). Subsequently, Sul America claimed fault in the Bank's representation, and this matter is therefore already settled, and requested withdrawal in December 2004 of the amount deposited. The process should enter the expert evidence phase, mainly for calculation of the amount due.

Based on the opinion of its legal advisors, the subsidiary expects loss to be remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Acominas S.A. filed, prior to this lawsuit, a lawsuit for payment of the amount recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.

The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco steel mill, which resulted in the stoppage of several activities, with material damages to the steel mill equipment and loss of profits. The equipment, as well as the loss of profits arising from the accident, were covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and an advance payment of R$ 62,000 was received in 2002.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the discussion, as stated in the subsidiary's plea, although not yet recorded. In addition to these amounts, the Company incurred in other costs for recovery of the damages arising from the accident, as well as other corresponding losses which were listed in its challenge of the lawsuit in progress and which will be confirmed during the preliminary instruction for the lawsuit, when they will be recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the Company's consolidated financial position are remote.

III) Contingent gains not recorded

a) Tax contingencies

a.1) The Company believes that the realization of certain contingent gains is possible. Among them is a court-order debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of R$ 26,580, arising from an ordinary lawsuit against the non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI).

Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00, which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food, the realization of this credit is not expected in 2005 and following years. For this reason, this gain is not recognized in the financial statements.

a.2) Gerdau S.A. and its subsidiaries have filed several ordinary proceedings relating to the correct basis of calculation of PIS under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88.

The Company and its subsidiaries have already been successful in certain proceedings and recorded the related credits in prior quarters, in accordance with the date of final decision took place. There is yet another lawsuit in progress and the Company expects to recover credits in the approximate amount of R$ 19,630.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

a.3) Also, the Company and its subsidiaries Gerdau Acominas S.A. and Margusa - Maranhao Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and the subsidiary Margusa Maranhao Gusa S.A. have filed administrative appeals for recovery, which are pending judgment. With regards to the subsidiary Gerdau Acominas S.A., the proceedings were directed to the courts, with an unfavorable judgment. Currently, the process awaits judgment of the appeal filed by the Company. The Company estimates the credits at R$ 394,002 (consolidated) but no accounting recognition has been made thereof because of uncertainty as to their realization.

RELATED COMPANIES

a) ANALYSIS OF LOAN BALANCES
                                                                             COMPANY                            CONSOLIDATED
                                                -------------------------------------  --------------------------------------
                                                        6/30/2005          3/31/2005            6/30/2005          3/31/2005
                                                ------------------  -----------------  -------------------  -----------------
Fundacao Gerdau                                                 -              5,868                  853              1,092
Gerdau Acominas S.A .                                     (8,708)           (31,394)                    -                  -
GTL Financial Corp.                                      (99,859)          (112,238)                    -                  -
Metalurgica Gerdau S.A.                                         -              (513)                1,849              1,948
Santa Felicidade Com Imp Exp Prod Sid Ltda.                     -                  -                (341)
Other                                                           -                  -                (117)                 12
                                                ------------------  -----------------  -------------------  -----------------
Total                                                   (108,567)          (138,277)                2,244            (2,616)
                                                ==================  =================  ===================  =================

Financial income (expenses), net                           10,910            (1,468)               10,189            (1,470)

b) COMMERCIAL TRANSACTIONS

                                                                                                  COMPANY  - 2005
                                                                     --------------------------------------------
                                                                                    Income              Accounts
                                                                                (expenses)            receivable
                                                                     ----------------------  --------------------
Banco Gerdau S.A.                                                                      175                 2,137
Indac - Ind. Adm. e Comercio S.A. (*)                                              (2,958)                     -
Grupo Gerdau Empreend. Ltda (**)                                                     (150)                     -

(*) Payments of guarantees of loans.
(**) Payments for the use of the Gerdau name

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------


c) GUARANTEES GRANTED - The Company is the guarantor of loan agreements of the jointly-owned subsidiary Dona Francisca Energetica S.A., in the total amount of R$ 93,277, corresponding to 51.82% of the joint guarantee. The Company is also the guarantor of the Euro Commercial Paper program of the subsidiary GTL Trade Finance Inc., of US$ 110 million, equivalent to R$ 258,544 at the date of the Quarterly Information. The Company is also the guarantor of financing agreements of the subsidiary GTL Financial Corp., of US$ 35 million, equivalent to R$ 82,264 and securitization operations of the subsidiary Gerdau Acominas Overseas Ltda., of US$ 233 million, equivalent to R$ 547,457 at the date of the Quarterly Information. The subsidiary Gerdau Acominas S.A. is the guarantor of the vendor financing loan agreement of the associated company Banco Gerdau S.A., in the amount of R$ 59,339.


21       POST-EMPLOYMENT BENEFITS

a) PENSION PLAN - DEFINED BENEFIT

The Company and other Group subsidiaries in Brazil are the co-sponsors of defined benefit pension plans that cover substantially all employees in Brazil ("Acominas Plan" and "Gerdau Plan").

The Acominas Plan is managed by Fundacao Acominas de Seguridade Social - Acos, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Ouro Branco unit of Gerdau Acominas S.A. The assets of the Acominas Plan mainly comprise investments in bank deposit certificates, federal public securities, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdencia Privada, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Company of the other units of Gerdau Acominas S.A. and of other subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public securities and marketable securities.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees. The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to complement the social security benefits of employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans mainly comprise marketable securities.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

The current expense of the defined pension plan is as follows:
                                                                                 COMPANY                        CONSOLIDATED
                                                     ------------------------------------  ----------------------------------
                                                            6/30/2005          6/30/2004        6/30/2005          6/30/2004
                                                     -----------------  -----------------  ---------------  -----------------
Cost of current service                                            79                 56           25,277             25,578
Interest cost                                                     226                173           64,672             67,590
Expected return of plan assets                                  (395)              (285)         (86,832)           (85,500)
Amortization of past service costs                                  7                  -              352                448
Amortization of unrecognized liability                              -                  -              207                267
Amortization of (gain) loss                                      (52)               (25)              161              1,973
Employees' expected contribution                                    -                  -          (2,624)            (2,192)
                                                     -----------------  -----------------  ---------------  -----------------
Pension plan cost (benefit), net                                (135)               (81)            1,213              8,164
                                                     =================  =================  ===============  =================

b) PENSION PLAN - DEFINED CONTRIBUTION

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau - Sociedade de Previdencia Privada. Contributions are based on a percentage of the compensation of employees.

The foreign subsidiary Gerdau AmeriSteel US Inc. has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of salary. The other companies do not have this type of pension plan.

c) OTHER POST-EMPLOYMENT BENEFITS

The Company estimates that the amount payable to executives on their retirement or discharge totals R$ 7,587 (consolidated) at June 30, 2005 (R$ 7,848 at 3/31/2005 - consolidated).

The Canadian and American Plans include, in addition to pension benefits, specific health benefits for employees who retire after a certain age and with a certain number of years of service. Gerdau Ameristeel Corporation and its subsidiaries have the right to change or eliminate these benefits, and the contributions are based on amounts actuarially calculated.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------


The composition of the net periodic cost for the post-employment health benefits is as follows:

                                                                                       CONSOLIDATED
                                                               -------------------------------------
                                                                      6/30/2005           6/30/2004
                                                               -----------------  ------------------
Cost of service                                                           1,331               1,442
Interest cost                                                             2,529               3,394
Amortization of past service costs                                        (249)               (330)
Amortization of (gain) loss                                                  38                  44
                                                               -----------------  ------------------
Expense for post-retirement health benefits, net                          3,649               4,550
                                                               =================  ==================

Considering all types of benefits to employees granted by the Company, their status at June 30, 2005 is as follows:

                                                                                               CONSOLIDATED
                                                                       -------------------------------------
                                                                              6/30/2005           3/31/2005
                                                                       -----------------  ------------------
Pension plan actuarial liability- defined benefit                               120,888             161,694
Actuarial liability with post-employment health benefit                         116,971             132,902
Liability for retirement and discharge benefits                                   7,587               7,848
                                                                       -----------------  ------------------
Total liabilities                                                               245,446             302,444
                                                                       =================  ==================


22       SHAREHOLDERS' EQUITY

a) CAPITAL - authorized capital at June 30, 2005 comprises 400,000,000 common shares (240,000,000 at 3/31/2005) and 800,000,000 preferred shares (480,000,000 at 3/31/2005), with no par value, in accordance with alterations approved at the Extraordinary General Meeting of shareholders held on April 28, 2005.

On April 11, 2005, according to the Board of Directors' meeting held on March 31, 2005, the Company increased capital by R$ 1,735,657 through capitalization of the reserve for investments and working capital, with a bonus of 50% of the shares held on that date, representing 148,354,011 new shares (51,468,224 common and 96,885,787 preferred).

At June 30, 2005, 154,404,672 common shares (102,936,448 at 3/31/2005) and
290,657,361 preferred shares (193,771,574 at 3/31/2005) are subscribed and paid-up, totaling R$ 5,206,969 (R$ 3,471,312 at March 31, 2005). Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in terms of profit sharing.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

b) TREASURY STOCK - at June 30, 2005, the Company had 2,900,600 preferred shares held in treasury (2,359,800 at 3/31/2005), totaling R$ 56,778 (R$ 44,139 at
3/31/2005), of which 2,359,800 shares related to the share repurchase program announced on November 17, 2003, to be held in treasury for subsequent sale in the market or cancellation, and 540,800 shares related to the share repurchase program announced on May 30, 2005, to be held in treasury for future cancellation.

c) DIVIDENDS - On May 22, 2005, the Company credited a dividend to shareholders of R$ 199,216 as prepayment of the minimum statutory dividend.


23       STATUTORY PROFIT SHARING

a) The management profit sharing is limited to 10% of net income for the year, after income tax and management fees, as stated in the Company's by-laws;

b) The employees' profit sharing is linked to the attainment of operating goals and was allocated to cost of production and general and administrative expenses, as applicable.


LONG-TERM INCENTIVE PLANS

I) GERDAU S.A.

The Extraordinary General Meeting of shareholders held on April 30, 2003 decided, based on a previously agreed plan and within the limit of the authorized capital, to grant options to purchase preferred shares to management, employees or persons who render services to the Company or the companies under its control, and approved the formation of the Long-Term Incentive Program that represents a new form of compensation of the strategic executives of the Company. The options should be exercised in a maximum of five years after the grace period.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

a)       SUMMARY OF CHANGES IN THE PLAN:
                                                       STOCK OPTION GRANTS (NUMBER OF SHARES)
                                         -------------------------------------------------------------------  ----------
                                               2003        2003       2004       2004       2005       2005       Total
                                         -----------------------  --------------------  --------------------  ----------

Opening balance at 3/31/ 2005               798,193     556,171      4,859    337,740          -          -   1,696,963
Granted in the period                             -           -          -          -    211,128    285,336     496,464
Bonus shares on 4/11/2005                   399,097     278,086      2,430    168,870    105,563    142,668   1,096,714
                                         -----------  ----------  ---------  ---------   --------------------  ----------
Closing balance at 6/30/2005              1,197,290     834,257      7,289    506,610    316,691    428,004   3,290,141
                                         ===========  ==========  =========  =========  ====================  ==========

Exercise price - R$                            7.96        7.96      20.33      20.33      31.75      31.75
Grace period                                 3years      5years     3years     5years     3years     5years


As mentioned in Note 23b), at June 30, 2005 the Company has a total of 2,359,800 preferred shares in treasury relating to the share repurchase program announced on November 17, 2003. These shares can be used for this plan.

b) AT JUNE 30, 2005, THE PLAN STATUS IS AS FOLLOWS:

                                                                       STOCK OPTION GRANTS
                                                           ---------------------------------------------  ---------------
                                                                   2003            2004            2005          Average
                                                           ---------------------------------------------  ---------------
Total stock options granted                                   2,031,547         513,899         744,695
Exercise price - R$ (adjusted by bonus)                            7.96           20.33           31.75            15.28
Fair value of options at date of grant - R$ per option             2.48            5.77            5.31             3.63
(*)
Average term of option to be exercised (years)                      3.8             4.9             3.9              4.0

(*) calculated using the Black-Scholes model

The percentage of dilution in ownership that the current shareholders may experience if all options are exercised is approximately 0.7%.

II) GERDAU AMERISTEEL CORPORATION - ("GERDAU AMERISTEEL")

Gerdau Ameristeel Corporation and its subsidiaries have stock compensation plans for their employees, as follows:

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

a) FORMER CO-STEEL PLAN

According to the terms of the Co-Steel Plan, "The Stock-Based Option Plan", the Company was authorized to grant purchase options to employees and directors up to the limit of 3,041,335 common shares. The exercise price was based on the closing price of the common shares in the market on the day prior to the issue of the option. The options have a maximum term of ten years and are granted during various periods, as determined by the administrator of the plan at the date of the grant, up to April 13, 2008.

b) GERDAU AMERISTEEL US INC. ("AMERISTEEL") PLANS

According to the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the minority shareholders of AmeriSteel exchanged their shares and stock options for shares and stock options of Ameristeel at the ratio of 9.4617 shares and stock options for each share or stock option of AmeriSteel. This exchange occurred on March 31, 2003.

b.1) STAKEHOLDER PLAN

In March 2000, the Board of Directors of AmeriSteel approved a long-term incentive plan available to the executive management (the "Stakeholder Plan") to assure that the interests of the senior management of AmeriSteel are in line with those of the AmeriSteel shareholders. The awards are determined by a formula based on the return on employed capital of AmeriSteel in a given year of the plan. The awards are granted and paid over a period of four years. The participants may choose payment in cash or in shares of AmeriSteel and Gerdau, for which a premium of 25% is given, if chosen.

b.2) SAR PLAN

In July 1999, the Board of Directors of AmeriSteel approved the SAR/Shares Purchase Plan (SAR Plan) available to basically all employees. The SAR Plan authorizes the sale of 946,170 common shares to the employees during three offer periods, from July to September in 1999, 2002 and 2005. The employees who purchase the shares are rewarded with stock appreciation rights (SARs) equal to four times the number of shares purchased. SARs at market value were granted at the date of grant, determined based on an independent appraisal at the end of the prior year. SARs can be exercised at 25% annually as from the date of the grant, to be exercised over a period of ten years as from the date of the grant.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

In July 2002, the Board of Directors of AmeriSteel approved the issue of new purchase options under the SAR Plan, which were granted to the executive directors, with the exercise price determined by the fair value at the date of grant. A total of 6,244,722 SARs were authorized and issued. One-third of all awarded options and common shares are vested two years as from the date of grant, and one third after each subsequent two-year period. The options may be exercised in up to ten years after the date of the grant.

b.3) EQUITY OWNERSHIP

In September 1996, the Board of Directors of AmeriSteel approved the Equity Ownership Plan of AmeriSteel Corporation (the "Equity Ownership Plan"), which grants common shares, purchase options for common shares and SARs. The maximum number of shares that may be issued under this plan is 4,152,286. AmeriSteel has granted 4,667,930 SARs and 492,955 common shares under the Equity Ownership Plan. One-third of all options and common shares issued become vested two years from the date of the grant, and one third after each subsequent two-year period. All grants were carried out at the market value of the common shares at the date of grant, determined based on an independent appraisal at the end of the prior year. The options may be exercised for ten years as from the date of the grant.

b.4) PURCHASE PLAN OWNERSHIP

In May 1995, the Board of Directors of AmeriSteel approved an option/purchase plan (the "Purchase Plan"), available to essentially all employees. The employees who purchased shares were rewarded with options for six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of US$ 1.12 per share. The options were granted at market value at the date of the grant, determined based on an independent appraisal at the end of the prior year. A total of 2,139,612 options were granted under the Purchase Plan. No options are available for future grant. All shares granted can already be exercised, which may occur for ten years as from the date of the grant.

The effect on net income and shareholders' equity would have been as follows, had the expenses for the option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded:

                                                                                 COMPANY                        CONSOLIDATED
                                                      -----------------------------------  ----------------------------------
                                                            Net income     Shareholders'      Net income       Shareholders'
                                                                                  equity                              equity
                                                      -----------------  ----------------  --------------  ------------------

Balances per financial statements                            1,438,424         7,300,426   1,703,145               7,300,426
Expense for the period *                                       (1,292)           (4,197)         (1,470)             (9,385)
                                                      -----------------  ----------------  --------------  ------------------
Pro forma balances                                           1,437,132         7,296,229       1,701,675           7,291,041
                                                      =================  ================  ==============  ==================

* using the fair value method (Black-Scholes model)

24       OTHER OPERATING INCOME

Other operating income refers, mainly, to the recognition of R$ 50,030 (Company and consolidated) by reason of the favorable outcome obtained in a lawsuit relating to overpayments of PIS (Social Integration Program), as mentioned in
Note 20.III item a.2.


25       NON-OPERATING RESULTS

Non-operating results refers, mainly, to the gain of R$ 305,839 arising from the change in shareholding (Company and Consolidated) following the merger of Gerdau Participacoes S.A. into Gerdau Acominas S.A.


26       CALCULATION OF EBITDA
                                                                 CONSOLIDATED
                                        --------------------------------------
                                               6/30/2005            6/30/2004
                                        -----------------  -------------------
Gross profit                                   3,070,429            2,883,544
Selling expenses                               (243,728)            (214,670)
General and administrative expenses            (520,218)            (482,289)
Depreciation and amortization                    421,580              412,182
                                        -----------------  -------------------
EBITDA                                         2,728,063            2,598,767
                                        =================  ===================

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                       CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                             6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19
------------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
------------------------------------------------------------------------------------------------------------------------------------


27       INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

                                            --------------------------------------------------------------
                                                                  Brazil              South America (*)
                                            -----------------------------  -----------------------------
                                               6/30/2005       6/30/2004      6/30/2005       6/30/2004
                                            -------------  --------------  -------------  --------------
Net sales revenues                             5,334,110       4,530,711        541,250         347,238
Cost of sales                                (3,230,233)     (2,625,379)      (381,644)       (205,742)
Gross profit                                   2,103,877       1,905,332        159,606         141,496
Selling expenses                               (220,628)       (184,818)        (4,520)         (3,049)
General and administrative expenses            (346,690)       (338,320)       (38,986)        (19,981)
Financial income (expenses), net                  74,114       (285,508)        (7,547)         (3,949)
Operating profit                               1,506,607       1,113,250         98,980         114,595
Net income for the quarter (**)                1,266,022         815,390         77,754          90,673
EBITDA (***)                                   1,800,966       1,648,198        131,107         133,089


                                                                                           GEOGRAPHIC AREA
                                            ---------------------------------------------------------------
                                                           North America                      Consolidated
                                            -----------------------------  --------------------------------
                                               6/30/2005       6/30/2004       6/30/2005         6/30/2004
                                            -------------  --------------  --------------  ----------------
Net sales revenues                             5,391,921       4,594,073      11,267,281         9,472,022
Cost of sales                                (4,584,975)     (3,757,357)     (8,196,852)       (6,588,478)
Gross profit                                     806,946         836,716       3,070,429         2,883,544
Selling expenses                                (18,580)        (26,803)       (243,728)         (214,670)
General and administrative expenses            (134,542)       (123,988)       (520,218)         (482,289)
Financial income (expenses), net                (67,207)        (93,528)           (640)         (382,985)
Operating profit                                 548,351         586,607       2,153,938         1,814,452
Net income for the quarter (**)                  359,369         394,562       1,703,145         1,300,625
EBITDA (***)                                     795,990         817,480       2,728,063         2,598,767

(*) Does not include Brazilian operations.
(**) Net income for the quarter before minority interest.

(***) Income before financial expenses, income tax and social contribution on net income, and depreciation and amortization, as mentioned in Note 28.

The segments shown below correspond to the business units through which the Gerdau Executive Committee manages its operations: Acos Longos Brasil, Acominas (corresponding to the operations of the plant located in Ouro Branco, state of Minas Gerais), South America (not including Brazilian operations) and North America (Gerdau Ameristeel):

                                                                                                               BUSINESS SEGMENT
                                             -----------------------------------------------------------------------------------
                                                           Longos Brasil        Acominas Ouro Branco           South America (*)
                                             ---------------------------  --------------------------    -----------------------
                                             6/30/2005         6/30/2004  6/30/2005        6/30/2004    6/30/2005      6/30/2004
                                             ---------         ---------  ---------        ---------    ---------      ---------
Net sales revenues                           3,991,709         3,342,191  1,342,401        1,188,520      541,250        347,238
Identifiable assets (**)                     4,893,616         3,606,007  3,469,454        3,435,325      719,385        634,791
Capital expenditures                           421,119           142,008    202,473          211,885       34,617         14,215
Depreciation / amortization                    134,470           116,086    129,937          149,919       15,007         14,622




                                             -----------------------------------------------------------------
                                                                 North America                  Consolidated
                                                     -------------------------     -------------------------
                                                     6/30/2005       6/30/2004      6/30/2005      6/30/2004
                                                     ---------       ---------      ---------     ----------
Net sales revenues                                   5,391,921       4,594,073     11,267,281      9,472,022
Identifiable assets (**)                             5,342,125       5,143,274     14,424,580     12,819,397
Capital expenditures                                   169,179         119,016        827,388        487,124
Depreciation / amortization                            142,166         131,555        421,580        412,182

(*) Does not include Brazilian operations.
(**) Identifiable assets: accounts receivable, inventories and fixed assets

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                       CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                                                                             6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES



01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19
------------------------------------------------------------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
------------------------------------------------------------------------------------------------------------------------------------

18       SUPPLEMENTARY INFORMATION - CASH FLOWS

In order to permit additional analysis, the statement of cash flows prepared using the indirect method is being presented as supplementary information.

                                                                                      Company                   Consolidated
                                                                ------------------------------  -----------------------------
                                                                    6/30/2005       6/30/2004       6/30/2005      6/30/2004
                                                                --------------  --------------  --------------  -------------
Net income for the quarter                                          1,438,424       1,124,762       1,703,145      1,300,625
Equity in the (earnings) loss of subsidiary and associated
   companies                                                      (1,135,352)     (1,124,366)         222,194          3,169
Provision for credit risks                                                  -               -         (7,788)          7,868
Gain (loss) on disposal of fixed assets                                     -               -             600          9,738
Gain (loss) on disposal/merger of investments                       (305,839)               -       (305,931)          3,561
Monetary and exchange variations                                      (9,520)           4,001       (160,071)        202,948
Depreciation and amortization                                               -               -         421,580        412,182
Income tax and social contribution on net income                      (1,728)        (38,750)         135,492        266,727
Interest on debt                                                       61,189          21,395         228,255        231,810
Contingencies/judicial deposits                                       (8,793)             116        (11,804)         15,670
Changes in trade accounts receivable                                        -               -         138,210      (822,050)
Changes in inventories                                                      -               -       (107,699)      (448,709)
Changes in suppliers                                                     (51)               -       (193,410)        317,710
Other operating activity accounts                                    (41,816)        (12,411)         104,320        117,463
       Net cash provided by (used in) operating activities            (3,486)        (25,253)       2,167,093      1,618,712
Purchase/disposal of fixed assets                                           -               -       (827,388)      (487,124)
Changes in deferred charges                                                 -               -        (14,095)        (6,315)
Acquisition/disposal of investments                                   (4,772)       (289,260)              18            721
Receipt of interest on own capital / profit sharing                   529,610         344,035               -              -
       Net cash provided by (used in) investing activities            524,838          54,775       (841,465)      (492,718)
Suppliers of fixed assets                                                   -               -        (52,664)        (1,611)
Working capital financing                                                   -               -       (328,668)         28,758
Debentures                                                             17,421             187          10,791       (11,912)
Receipt of permanent asset financing                                        -               -         447,612        193,196
Payment of permanent asset financing                                        -               -       (329,216)      (383,860)
Payment of financing interest                                               -               -       (214,984)      (215,568)
Loans with related companies                                         (45,071)         160,249         (2,816)        (1,820)
Capital increase/treasury stock                                      (12,639)        (27,036)         540,057       (25,902)
Payment of dividends/interest on own capital and profit
     sharing                                                        (478,649)       (252,206)       (593,076)      (297,451)
       Net cash used in financing activities                        (518,938)       (118,806)       (522,964)      (716,170)
       Changes in cash and cash equivalents                             2,414        (89,284)         802,664        409,824
         Cash and cash equivalents
          At the beginning of the period                               15,709         177,684       2,041,968      1,017,006
               Restatement of opening balance                               -               -       (223,472)         63,298
              Opening balance of companies consolidated in the
               period                                                       -               -           5,971              -
              At the end of the period                                 18,123          88,400       2,627,131      1,490,128
      Analysis of final cash and cash equivalents
           Financial investments                                       17,764          86,530       2,406,856      1,286,458
           Cash and banks                                                 359           1,870         220,275        203,670

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------


29       SUBSEQUENT EVENT

As announced to the shareholders on August 3, 2005, the Board of Directors approved the payment of a dividend for the second quarter of the current year ended on 6/30/2005. The dividend to be paid on August 24, 2005 (R$ 0.48 per common and preferred share) will be calculated and credited based on the shareholding position on August 15, 2005 and is a prepayment of the minimum statutory dividend.

At the Extraordinary General Meeting held on July 29, 2005, the shareholders of Gerdau Acominas approved the partial spin-off of that company, with the related assets and liabilities being transferred to the following companies: Gerdau Acos Longos S.A., Gerdau Acos Especiais S.A., Gerdau Comercial de Acos S.A. and Gerdau America do Sul Participacoes S.A. The shareholders of Gerdau Acominas received shares in each of these companies in the same proportion as that held in Gerdau Acominas.

                                      * * *

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

05.01 - COMMENTS ON THE QUARTERLY PERFORMANCE OF THE COMPANY
--------------------------------------------------------------------------------

The revenues of Gerdau S.A. arise basically from the investments in subsidiary and associated companies. The amount of these investments at the end of June totals R$ 8.2 billion. In the second quarter of 2005, these investments generated equity earnings for the Company of R$ 453.9 million.

In the second quarter of this year, net income of Gerdau S.A. totaled R$ 743.6 million (R$ 1.68 per share) compared to R$ 694.8 million during the first quarter.

On June 30, shareholders' equity amounted to R$ 7.3 billion, equivalent to R$
16.51 per share.

At the end of the quarter, the Company presented the following financial and economic data:

                                            2nd quarter /05     1st half /05
                                            ---------------     ------------
  Equity earnings - R$ thousand                     453,865        1,135,352
  Net income - R$ thousand                          743,610        1,438,424
  Net income per share - R$                            1.68             3.25

                                                                     6/30/05
                                                                     -------
  Capital - R$ thousand                                            5,206,969
  Shareholders' equity - R$ thousand                               7,300,426
  Book value per share - R$                                            16.51

Dividends relating to the second quarter 2005 will be paid on August 24, 2005 based on the shareholding position on August 15, 2005, in the amount of R$ 212.1 million (R$ 0.48 per share)

140.0 million shares of Gerdau S.A. (GGBR) were traded on the Sao Paulo Stock Exchange (Bovespa) through 173,035 transactions during the first half of 2005, an increase of 171.9% and 101.2%, respectively, compared with the same period in 2004. These transactions amounted to R$ 4.7 billion, (+86.9%). From April to June, the average daily negotiation of preferred shares was R$ 33.5 million, 71.7% higher than the same period in 2004.

Transactions in ADRs of Gerdau S.A. (GGB) on the New York Stock Exchange (NYSE) totaled US$ 1.3 billion in the first half of 2005, 182.3% higher than the same period in 2004, and equivalent to a daily average of US$ 10.5 million. 94.0 million shares were traded, 243.8% higher than in 2004.

Transactions of preferred shares of Gerdau S.A. (XGGB) on Latibex (Madrid Stock Exchange) totaled (euro) 8.1 million during the first half of 2005, 244.6% higher than the amount for the same period in 2004. The number of shares negotiated were 811.6 thousand shares, 371.2% higher than the same period in the prior year.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

05.01 - COMMENTS ON THE QUARTERLY PERFORMANCE OF THE COMPANY
--------------------------------------------------------------------------------

In order to comply with CVM Instruction 381/2003, Gerdau S.A. informs that PricewaterhouseCoopers Auditores Independentes, the provider of external audit services to the Company, did not render any non-audit services during the second quarter of 2005.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ THOUSAND)

1 - CODE        2 - DESCRIPTION                                                3 - 6/30/2005         4 - 3/31/2005
1               Total assets                                                             18,800,578            19,221,501
1.01            Current assets                                                            9,703,021             9,931,457
1.01.01         Cash and banks                                                              220,275               292,256
1.01.02         Credits                                                                   5,002,181             4,849,506
1.01.02.01      Trade accounts receivable                                                 2,365,677             2,606,374
1.01.02.02      Tax credits                                                                 229,648               209,102
1.01.02.03      Financial investments                                                     2,406,856             2,034,030
1.01.03         Inventories                                                               4,067,084             4,335,309
1.01.03.01      Finished products                                                         1,671,834             1,941,965
1.01.03.02      Work in process                                                             630,911               656,289
1.01.03.03      Raw materials                                                             1,034,030               993,634
1.01.03.04      Storeroom materials                                                         662,089               663,023
1.01.03.05      Advances to suppliers                                                        68,220                80,398
1.01.04         Other                                                                       413,481               454,386
1.01.04.01      Other accounts receivable                                                   211,680               198,308
1.01.04.02      Deferred income tax and social contribution on net income                   201,801               256,078
1.02            Long-term receivables                                                     1,007,523             1,091,380
1.02.01         Sundry credits                                                                    0                     0
1.02.02         Receivables from related companies                                            2,244                     0
1.02.02.01      Associated companies                                                          2,244                     0
1.02.02.02      Subsidiaries                                                                      0                     0
1.02.02.03      Other related companies                                                           0                     0
1.02.03         Other                                                                     1,005,279             1,091,380
1.02.03.01      Tax credits                                                                 146,791               142,673
1.02.03.02      Judicial deposits and other                                                 169,768               187,945
1.02.03.03      Deferred income tax and social contribution on net income                   527,579               577,705
1.02.03.04      Deposits for future investment in ownership interest                        161,141               183,057
1.03            Permanent assets                                                          8,090,034             8,198,664
1.03.01         Investments                                                                  58,586                64,413
1.03.01.01      In associated companies                                                      48,775                52,391
1.03.01.02      In subsidiaries                                                                   0                     0
1.03.01.03      Other                                                                         9,811                12,022
1.03.02         Fixed assets                                                              7,991,818             8,101,625
1.03.02.01      Land, buildings and structures                                            3,246,974             3,363,054
1.03.02.02      Machinery, equipment and installations                                    7,698,134             7,937,474
1.03.02.03      Furniture and fixtures                                                      109,759               113,964
1.03.02.04      Vehicles                                                                     45,411                43,086
1.03.02.05      Electronic data equipment/rights/licenses                                   302,837               298,599
1.03.02.06      Construction in progress                                                  1,614,014             1,351,957
1.03.02.07      Forestation/reforestation                                                   241,016               228,172
1.03.02.08      Accumulated depreciation                                                (5,266,327)           (5,270,681)
1.03.03         Deferred charges                                                             39,630                32,626

                                       53

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$
THOUSAND)

1 - CODE        2 - DESCRIPTION                                                     3 - 3/31/2005          3 - 3/31/2005
2               Total liabilities and shareholders' equity                             18,800,578             19,221,501
2.01            Current liabilities                                                     4,013,661              4,645,400
2.01.01         Loans and financing                                                     1,304,987              1,604,231
2.01.02         Debentures                                                                  2,597                  7,462
2.01.03         Suppliers                                                               1,694,436              1,933,444
2.01.04         Taxes, charges and contributions                                          341,081                516,477
2.01.05         Dividends payable                                                               0                      0
2.01.06         Provisions                                                                      0                      0
2.01.07         Payables to related companies                                                   0                  2,616
2.01.08         Other                                                                     670,560                581,170
2.01.08.01      Salaries payable                                                          253,582                219,054
2.01.08.02      Deferred income tax and social contribution on net income                 210,903                143,268
2.01.08.03      Other accounts payable                                                    206,075                218,848
2.02            Long-term liabilities                                                   5,666,312              6,150,314
2.02.01         Loans and financing                                                     3,488,382              3,823,797
2.02.02         Debentures                                                                975,411                962,167
2.02.03         Provisions                                                                      0                      0
2.02.04         Payables to related companies                                                   0                      0
2.02.05         Other                                                                   1,202,519              1,364,350
2.02.05.01      Provision for contingencies                                               239,573                241,612
2.02.05.02      Deferred income tax and social contribution on net income                 503,616                570,857
2.02.05.03      Other accounts payable                                                    213,885                249,435
2.02.05.04      Benefits to employees                                                     245,445                302,446
2.03            Deferred income                                                                 0                      0
2.04            Minority interest                                                       1,820,179              1,657,117
2.05            Shareholders' equity                                                    7,300,426              6,768,670
2.05.01         Paid-up capital                                                         5,206,969              3,471,312
2.05.02         Capital reserves                                                          376,672                376,672
2.05.02.01      Investment incentives                                                     342,910                342,910
2.05.02.02      Special reserve - Law 8200/91                                              21,487                 21,487
2.05.02.03      Other                                                                      12,275                 12,275
2.05.03         Revaluation reserves                                                            0                      0
2.05.03.01      Own assets                                                                      0                      0
2.05.03.02      Subsidiary/associated companies                                                 0                      0
2.05.04         Revenue reserves                                                          477,576              2,225,872
2.05.04.01      Legal                                                                     325,996                325,996
2.05.04.02      Statutory                                                                 151,580              1,899,876
2.05.04.03      Contingencies                                                                   0                      0
2.05.04.04      Unrealized profits                                                              0                      0
2.05.04.05      Retention of profits                                                            0                      0
2.05.04.06      Special for undistributed dividends                                             0                      0
2.05.04.07      Other                                                                           0                      0
2.05.05         Retained earnings/accumulated deficit                                   1,239,209                694,814

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ THOUSAND)

Code            Description                                        3 -4/1/2005    4 - 1/1/2005   5 - 1/4/2004    6 - 1/4/2004
                                                                  to 6/30/2005    to 6/30/2005   to 6/30/2004    to 6/30/2004
3.01            Gross sales and/or service revenues                  6,454,187      13,382,982      6,306,775      11,279,701
3.02            Deductions                                         (1,018,811)     (2,115,701)    (1,007,759)     (1,807,679)
3.02.01         Taxes on sales                                       (609,221)     (1,298,776)      (615,859)     (1,076,856)
3.02.02         Freights and discounts                               (409,590)       (816,925)      (391,900)       (730,823)
3.03            Net sales and/or service revenues                    5,435,376      11,267,281      5,299,016       9,472,022
3.04            Cost of sales and/or services rendered             (3,977,012)     (8,196,852)    (3,432,740)     (6,588,478)
3.05            Gross profit                                         1,458,364       3,070,429      1,866,276       2,883,544
3.06            Operating expenses/income                            (473,589)       (916,491)      (644,483)     (1,069,092)
3.06.01         Selling                                              (126,385)       (243,728)      (117,588)       (214,670)
3.06.02         General and administrative expenses                  (227,589)       (520,218)      (273,837)       (482,289)
3.06.03         Financial                                              122,324           (640)      (229,410)       (382,985)
3.06.03.01      Financial income                                        15,817          76,696         64,662         110,198
3.06.03.02      Financial expenses                                     106,507        (77,336)      (294,072)       (493,183)
3.06.04         Other operating income                                   2,709          70,289        (3,526)          14,021
3.06.05         Other operating expenses                                     0               0              0               0
3.06.06         Equity in the earnings of subsidiary and
                associated companies                                 (244,648)       (222,194)       (20,122)         (3,169)
3.07            Operating profit                                       984,775       2,153,938      1,221,793       1,814,452
3.08            Non-operating results                                  305,341         305,513          6,776         (2,742)
3.08.01         Income                                                       0               0              0               0
3.08.02         Expenses                                               305,341         305,513          6,776         (2,742)
3.09            Profit before taxes and profit sharing               1,290,116       2,459,451      1,228,569       1,811,710
3.10            Provision for income tax and social
                contribution on net income                           (275,533)       (575,927)      (219,683)       (333,058)
3.11            Deferred income tax                                  (116,034)       (167,485)      (128,372)       (163,008)
3.12            Statutory profit sharing  and contributions            (5,901)        (12,894)        (7,184)        (15,019)
3.12.01         Profit sharing                                         (5,901)        (12,894)        (7,184)        (15,019)
3.12.02         Contributions                                                0               0              0               0
3.13            Reversal of interest on capital                              0               0              0               0
3.14            Minority interest                                    (149,038)       (264,721)      (130,527)       (175,863)
3.15            Net income for the period                              743,610       1,438,424        742,803       1,124,762
                Number of shares (thousands), excluding
                treasury stock                                         442,161         442,161        295,135         295,135
                Net income per share                                   1.68176         3.25317        2.51682         3.81101
                Loss per share

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE

OUTPUT AND SALES

The output of slabs, blooms and billets at the Gerdau companies remained at about the same level in the two first quarters of the year, of approximately 3.5 million metric tons in each period. The units in Brazil contributed with 50.4% of the second quarter's volume while the North American operations contributed with 46.4% and South America with the remaining 3.2%. In the semester, output increased 5.4% compared to the same period in the previous year, reaching 7.0 million metric tons due to, in part, the incorporation of the new units in North America in November 2004 (North Star Steel).

OUTPUT                                              2Q05         10Q05        CHANGE        1S05         1S04          CHANGE
(1,000 metric tons)

CRUDE STEEL (slabs, blooms and billets)
   Brazil                                           1,757.3      1,791.3       (1.9%)       3,548.6      3,576.6       (0.8%)
   North America                                    1,618.0      1,606.3         0.7%       3,224.3      2,871.5        12.3%
   South America                                      113.0        115.4       (2.1%)         228.4        192.4        18.7%
   TOTAL                                            3,488.3      3,513.0       (0.7%)       7,001.3      6,640.5         5.4%

ROLLED PRODUCTS
   Brazil                                             991.0        968.4         2.3%       1,959.4      2,120.8       (7.6%)
   North America                                    1,567.6      1,568.4            -       3,136.0      2,703.3        16.0%
   South America                                      123.5        127.3       (3.0%)         250.8        226.6        10.7%
   TOTAL                                            2,682.1      2,664.1         0.7%       5,346.2      5,050.7         5.9%

o Output of rolled products totaled 2.7 million metric tons in the second quarter, 0.7% greater than the volume produced in the first quarter. Output in Brazil totaled 991.0 thousand metric tons (+2.3%), a reflex of the slight recovery in the civil construction sector's demand. Meanwhile in North America, output remained at the same levels in the two quarters of
     1.6 million metric tons in each period. In South America (except Brazil), output was 123.5 thousand metric tons, 4 thousand metric tons less than in the first quarter.

o Consolidated sales totaled 3.4 million metric tons in the second quarter of this year, 1.3% greater than the volume shipped in the first quarter. Gerdau Acominas, responsible for the operations in Brazil, presented an increase of 5.3%, helped by exports. In North America, shipments were 3.0% lower in the quarter, as a result of the smaller demand for wire rod and flat steel. In the South American countries (except Brazil), sales increased 4.6%, as a result of the improvement in demand in Argentina and Uruguay. Volumes shipped in the semester increased 7.5% compared to the same period last year, totaling 6.8 million metric tons, due to a great extent to the new units incorporated in November 2004 in North America.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------
 08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE

SALES                                            2Q05         10Q05        CHANGE        1S05         1S04          CHANGE
(1,000 metric tons)
BRAZIL
   Domestic market                              876.8          865.8         1.3%         1,742.6      1,963.9      (11.3%)
   Exports                                      795.5          721.8        10.2%         1,517.3      1,355.7        11.9%
   TOTAL                                      1,672.3        1,587.6         5.3%         3,259.9      3,319.6       (1.8%)

ABROAD
   North America                              1,582.7        1,631.6       (3.0%)         3,214.3      2,723.2        18.0%
   South America                                142.2          136.0         4.6%           278.2        239.9        16.0%
   TOTAL                                      1,724.9        1,767.6       (2.4%)         3,492.5      2,963.1        17.9%

CONSOLIDATED TOTAL                            3,397.2        3,355.2         1.3%         6,752.4      6,282.7         7.5%

o Shipments abroad totaled 795.5 thousand metric tons in the second quarter, contributing 47.6% of total sales in Brazil. These shipments generated net revenues of US$ 349.0 million in the period and accumulated US$ 628.1 million in the first semester of this year.

o Tonnage shipped from units abroad plus exports from Brazil represented 74.2% of the consolidated volume of the second quarter of 2005.

RESULTS

o Consolidated net revenues totaled R$ 5.4 billion in the second quarter this year, 6.8% less than in the first quarter. In spite of the increase of 1.3% in volumes shipped, revenues in US dollars, when converted into reais, reflect the appreciation of the Brazilian currency, reducing the totals expressed in reais. The Brazilian operations contributed with R$ 2.7 billion to the quarter`s net revenues, that is, 49.1% of the total amount. The business in North America generated net revenues of R$ 2.5 billion and units in South America R$ 258.7 million, 46.1% and 4.8%, respectively, of consolidated net revenues.

o Companies abroad and Brazilian exports, together, contributed 66.9% of total net revenues in the second quarter of 2005.

NET SALES REVENUES                         2Q05          10Q05         CHANGE           1S05           1S04          CHANGE
(R$ million)
     Brazil                              2,669.4        2,664.7           0.2%        5,334.1        4,530.7          17.7%
     North America                       2,507.3        2,884.6        (13.1%)        5,391.9        4,594.1          17.4%
     South America                         258.7          282.6         (8.5%)          541.3          347.2          55.9%
     TOTAL                               5,435.4        5,831.9         (6.8%)       11,267.3        9,472.0          19.0%

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------
 08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE

o Gross margin was 26.8% in the second quarter of this year showing a relative stability in cost of goods sold compared to that of the first quarter, when the gross margin was 27.6%. Gross profit was R$ 1.5 billion in the months of April through June, 9.5% less than that of the first three months of 2005, suffering the same FX impact that net revenues suffered.

EBITDA                                     2Q05          10Q05         CHANGE           1S05           1S04          CHANGE
(R$ million)
     Brazil                                867.2          933.8         (7.1%)        1,801.0        1,648.1           9.3%
     North America                         386.1          409.9         (5.8%)          796.0          817.5         (2.6%)
     South America                          59.8           71.3        (16.1%)          131.1          133.1         (1.5%)
     TOTAL                               1,313.1        1,415.0         (7.2%)        2,728.1        2,598.7           5.0%

o EBITDA in the second quarter totaled R$ 1.3 billion (R$ 1.4 billion in the first quarter), maintaining the EBITDA margin at the same level of the previous quarter, at 24.2%.

o    Net financial expenses excluding FX and monetary variations, totaled R$
     110.8 million in the quarter compared to R$ 81.0 million in the previous quarter. Taking into consideration revenues from FX (R$ 230.3 million) and monetary (R$ 2.8 million) variations, Gerdau had financial revenues in its consolidated second quarter information (financial expenses minus financial revenues) of R$ 122.3 million.

EBITDA                                            2Q05        10Q05         CHANGE           1S05           1S04          CHANGE
(R$ million)
 Gross profit                                    1,458.4      1,612.1         (9.5%)       3,070.5        2,883.5         6.5%
 Cost of sales                                   (126.4)      (117.4)           7.7%       (243.8)        (214.7)        13.5%
 General/administrative expenses                 (227.6)      (292.6)        (22.2%)       (520.2)        (482.3)         7.9%
 Depreciation & amortization                       208.7        212.9         (2.0%)         421.6          412.2         2.3%
 EBITDA                                          1,313.1      1,415.0         (7.2%)       2,728.1        2,598.7         5.0%
 Net financial expenses                          (110.8)                       36.8%       (191.8)        (190.7)         0.6%
(excluding FX and monetary variations)                         (81.0)
 FX and monetary variations                        233.1       (42.0)              -         191.2        (192.3)            -
 EBTDA                                           1,435.4      1,292.0          11.1%       2,727.5        2,215.7        23.1%

o The equity accounting pickup for the quarter was a loss R$ 244.6 million. This total reflects significant FX variations on investments abroad, fiscal incentive reserves as well as goodwill amortization in the period.

o Other Non-operating income for the second quarter includes a R$ 305.8 million gain on the merger of Gerdau Participacoes by Gerdau Acominas S.A., on May 9.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------
 08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE

o Net income for the second quarter was R$ 892.6 million, 10.1% more than that of the first quarter. The net margin increased to 13.9% in the first three months of the year to 16.4%, in the second quarter.

NET INCOME                                   2Q05        10Q05         CHANGE           1S05           1S04          CHANGE
(R$ million)
     Brazil                               711.2          554.8          28.2%         1,266.0          815.3          55.3%
     North America                         150.2          209.2        (28.2%)          359.4          394.6         (8.9%)
     South America                          31.2           46.5        (32.9%)           77.7           90.7        (14.3%)
     TOTAL                                 892.6          810.5          10.1%        1,703.1        1,300.6          31.0%

INVESTMENTS

o The second quarter of this year saw investments of US$ 190.0 million, mostly for the construction of the new steel mill in Aracariguama, Sao
     Paulo, and for the increase in the installed capacity of the mill in Ouro
     Branco, Minas Gerais. For the year, the accumulated investment totaled US$
     364.0 million.

INVESTMENTS                                                         2Q05                     10Q05                    1S05
(R$ million)
       BRAZIL                                                        139.4                   139.9                   279.3
          Gerdau Acominas                                            134.7                   139.2                   273.9
          Other                                                        4.7                     0.7                     5.4

       ABROAD                                                         50.6                    34.1                    84.7
          North America                                               40.4                    31.6                    72.0
          South America                                               10.2                     2.5                    12.7

       TOTAL                                                         190.0                   174.0                   364.0

INDEBTEDNESS

o Net debt at June 30 was R$ 3.1 billion, 22.8% lower than that at March 31, 2005, reflecting the appreciation of the Brazilian currency vis-a-vis the US dollar and a positive cash flow for the period.

o Of the total gross debt, 22.7% was short-term (R$ 1.3 billion) and the remaining 77.3% long-term (R$ 4.5 billion).

o Among the main indicators that limit the indebtedness of the Gerdau companies, the gross debt to EBITDA ratio in the last twelve months was 1.0 times. This same EBITDA, when compared to net financial expenses and excluding FX and monetary variations, was 20.2 times.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------
 08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE

o At the end of June, the main indicators related to indebtedness were as follows:

RATIOS                                                              6.30.2005            3.31.2005             6.30.2004
Net debt / Total net capitalization                                    25.6%               32.6%                 45.7%
EBITDA(1) / Net financial expenses(1)                                  20.2x               23.4x                  8.4x
(excluding FX and monetary variations)
Gross Debt / EBITDA(1)                                                  1.0x                1.1x                  1.6x
Net Debt / EBITDA(1)                                                    0.6x                0.7x                  1.3x

        1 - Last twelve months

o    On June 30, cash and cash equivalents totaled R$ 2.6 billion, of which R$
     1.4 billion (51.6%) were indexed to a foreign currency, mainly the US dollar.

INDEBTEDNESS                                                        6.30.2005            3.31.2005             6.30.2004
(R$ million)
SHORT-TERM
   Local currency - Brazil                                             206.3               205.8                 190.6
   Foreign currency - Brazil                                           473.0               640.9               1,127.6
   Foreign companies                                                   628.3               765.0                 904.5
   TOTAL                                                             1,307.6             1,611.7               2,222.7

LONG-TERM
   Local currency - Brazil                                           1,459.7             1,405.6                 702.4
   Foreign currency - Brazil                                         1,528.5             1,679.5               1,887.2
   Foreign companies                                                 1,475.6             1,700.9               1,634.5
   TOTAL                                                             4,463.8             4,786.0               4,224.1

GROSS DEBT                                                           5,771.4             6,397.7               6,446.8
Cash and financial investments                                       2,627.1             2,326.3               1,490.1

NET DEBT                                                             3,144.3             4,071.4               4,956.7

o The long term payment schedule at June 30, including debentures, was as follows:

        2006                                               279.3
        2007                                               848.1
        2008                                               672.3
        2009                                               410.5
        2010                                               279.8
     After 2010                                           1,973.8
        TOTAL                                             4,463.8

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------
 08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE


CORPORATE GOVERNANCE

o The new Securities and Exchange Commission (SEC) regulations added new requirements that foreign listed companies have to comply with to trade in US stock exchanges. To adapt to these new regulations, Gerdau S.A., which has its shares traded at the New York Stock Exchange, has been adopting measures to consolidate and improve risk management practices in its operations. The Integrated Risk Management initiative reinforces the good corporate governance practices at the Company, and also formally establishes the planning and the definition of responsibilities in the risk management, process management, internal audit and other areas involved. In parallel, the Gerdau S.A. shareholders at a General Meeting held on April, 28, 2005, approved changes in the by-laws concerning the Board of Auditors, adapting it to the requirements of US law in respect of the Audit Committee. With these changes, the Board of Auditors at Gerdau S.A. will now function on a permanent basis, with its own statute and including a financial specialist.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

 1 -   2 - COMPANY NAME          3 - CNPJ        4 - CLASSIFICATION      5 - % OF INVESTEES     6 - % OF SHARE
 ITEM                                                                    CAPITAL                HOLDERS' EQUITY OF
                                                                                                INVESTOR
 7 - TYPE OF COMPANY             8 - NUMBER OF SHARES FOR THE QUARTER    9 - NUMBER OF SHARES IN THE PRIOR QUARTER
                                 (THOUSANDS)                             (THOUSANDS)

   01  Gerdau Intern. Empreend.  87.040.598/0001-Non-public Subsidiary                     72.08              27.07
       Ltda.
 Commercial, industrial and                                     1,919,769                                 1,919,769
 other

   02  Gerdau Acominas S.A.      17.227.422/0001-Non-public Subsidiary                     89.35              81.86
 Commercial, industrial and                                       160,712                                         0
 other

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

10.01 - Characteristics of Public or Private Issue of Debentures
--------------------------------------------------------------------------------


1 - ITEM                                                          01

2 - ORDER NUMBER                                                  03

3 - CVM REGISTRATION NUMBER                               DCA-82/018

4 - CVM REGISTRATION DATE                                  7/29/1982

5 - ISSUED SERIES                                                  A

6 - TYPE OF ISSUANCE                                          SIMPLE

7 - NATURE OF ISSUANCE                                        PUBLIC

8 - DATE OF ISSUANCE                                        6/1/1982

9 - MATURITY DATE                                           6/1/2011

10 - TYPE OF DEBENTURE                            WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                         CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                    180.19

14 - ISSUED AMOUNT (thousands of reais)                       12,974

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                       72,000

16 - OUTSTANDING DEBENTURES (UNIT)                            56,078

17 - TREASURY DEBENTURES (UNIT)                               15,922

18 - REDEEMED DEBENTURES (UNIT)                                    0

19 - CONVERTED DEBENTURES (UNIT)                                   0

20 - DEBENTURES TO BE PLACED (UNIT)                                0

21 - DATE OF THE LAST RENEGOTIATION                        9/19/2002

22 - DATE OF THE NEXT EVENT                                 6/1/2011

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

10.01 - Characteristics of Public or Private Issue of Debentures
--------------------------------------------------------------------------------


1 - ITEM                                                          02

2 - ORDER NUMBER                                                  03

3 - CVM REGISTRATION NUMBER                               DCA-82/019

4 - CVM REGISTRATION DATE                                  8/11/1982

5 - ISSUED SERIES                                                  B

6 - TYPE OF ISSUANCE                                          SIMPLE

7 - NATURE OF ISSUANCE                                        PUBLIC

8 - DATE OF ISSUANCE                                        6/1/1982

9 - MATURITY DATE                                           6/1/2011

10 - TYPE OF DEBENTURE                            WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                         CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                    180.19

14 - ISSUED AMOUNT (thousands of reais)                       12,974

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                       72,000

16 - OUTSTANDING DEBENTURES (UNIT)                            34,898

17 - TREASURY DEBENTURES (UNIT)                               37,102

18 - REDEEMED DEBENTURES (UNIT)                                    0

19 - CONVERTED DEBENTURES (UNIT)                                   0

20 - DEBENTURES TO BE PLACED (UNIT)                                0

21 - DATE OF THE LAST RENEGOTIATION                        9/19/2002

22 - DATE OF THE NEXT EVENT                                 6/1/2011

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

10.01 - Characteristics of Public or Private Issue of Debentures
--------------------------------------------------------------------------------

1 - ITEM                                                          03

2 - ORDER NUMBER                                                  07

3 - CVM REGISTRATION NUMBER                               DCA-82/024

4 - CVM REGISTRATION DATE                                  2/28/1982

5 - ISSUED SERIES                                                  1

6 - TYPE OF ISSUANCE                                          SIMPLE

7 - NATURE OF ISSUANCE                                        PUBLIC

8 - DATE OF ISSUANCE                                        7/1/1982

9 - MATURITY DATE                                           7/1/2012

10 - TYPE OF DEBENTURE                            WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                         CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                    180.19

14 - ISSUED AMOUNT (thousands of reais)                       12,325

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                       68,400

16 - OUTSTANDING DEBENTURES (UNIT)                            33,753

17 - TREASURY DEBENTURES (UNIT)                               34,647

18 - REDEEMED DEBENTURES (UNIT)                                    0

19 - CONVERTED DEBENTURES (UNIT)                                   0

20 - DEBENTURES TO BE PLACED (UNIT)                                0

21 - DATE OF THE LAST RENEGOTIATION                        9/19/2002

22 - DATE OF THE NEXT EVENT                                 7/1/2012

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

10.01 - Characteristics of Public or Private Issue of Debentures
--------------------------------------------------------------------------------


1 - ITEM                                                          04

2 - ORDER NUMBER                                                  08

3 - CVM REGISTRATION NUMBER                               DCA-82/004

4 - CVM REGISTRATION DATE                                 12/23/1982

5 - ISSUED SERIES                                                  1

6 - TYPE OF ISSUANCE                                          SIMPLE

7 - NATURE OF ISSUANCE                                        PUBLIC

8 - DATE OF ISSUANCE                                       11/1/1982

9 - MATURITY DATE                                           5/2/2013

10 - TYPE OF DEBENTURE                            WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                         CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                    180.19

14 - ISSUED AMOUNT (thousands of reais)                       32,428

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                      179,964

16 - OUTSTANDING DEBENTURES (UNIT)                           138,106

17 - TREASURY DEBENTURES (UNIT)                               41,858

18 - REDEEMED DEBENTURES (UNIT)                                    0

19 - CONVERTED DEBENTURES (UNIT)                                   0

20 - DEBENTURES TO BE PLACED (UNIT)                                0

21 - DATE OF THE LAST RENEGOTIATION                        9/19/2002

22 - DATE OF THE NEXT EVENT                                 5/2/2013

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

10.01 - Characteristics of Public or Private Issue of Debentures
--------------------------------------------------------------------------------

1 - ITEM                                                           05

2 - ORDER NUMBER                                                   09

3 - CVM REGISTRATION NUMBER                                DCA-83/044

4 - CVM REGISTRATION DATE                                    8/8/1983

5 - ISSUED SERIES                                                   1

6 - TYPE OF ISSUANCE                                           SIMPLE

7 - NATURE OF ISSUANCE                                         PUBLIC

8 - DATE OF ISSUANCE                                         5/1/1983

9 - MATURITY DATE                                            9/1/2014

10 - TYPE OF DEBENTURE                             WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                          CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                     180.19

14 - ISSUED AMOUNT (thousands of reais)                        22,639

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                       125,640

16 - OUTSTANDING DEBENTURES (UNIT)                             99,570

17 - TREASURY DEBENTURES (UNIT)                                26,070

18 - REDEEMED DEBENTURES (UNIT)                                     0

19 - CONVERTED DEBENTURES (UNIT)                                    0

20 - DEBENTURES TO BE PLACED (UNIT)                                 0

21 - DATE OF THE LAST RENEGOTIATION                         9/19/2002

22 - DATE OF THE NEXT EVENT                                  9/1/2014

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

10.01 - Characteristics of Public or Private Issue of Debentures
--------------------------------------------------------------------------------

1 - ITEM                                                          06

2 - ORDER NUMBER                                                  11

3 - CVM REGISTRATION NUMBER                               DEB-90/041

4 - CVM REGISTRATION DATE                                   9/3/1990

5 - ISSUED SERIES                                                  A

6 - TYPE OF ISSUANCE                                          SIMPLE

7 - NATURE OF ISSUANCE                                        PUBLIC

8 - DATE OF ISSUANCE                                        6/1/1990

9 - MATURITY DATE                                           6/1/2020

10 - TYPE OF DEBENTURE                            WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                         CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                    679.97

14 - ISSUED AMOUNT (thousands of reais)                       50,998

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                       75,000

16 - OUTSTANDING DEBENTURES (UNIT)                            63,144

17 - TREASURY DEBENTURES (UNIT)                               11,856

18 - REDEEMED DEBENTURES (UNIT)                                    0

19 - CONVERTED DEBENTURES (UNIT)                                   0

20 - DEBENTURES TO BE PLACED (UNIT)                                0

21 - DATE OF THE LAST RENEGOTIATION                        9/19/2002

22 - DATE OF THE NEXT EVENT                                 6/1/2020

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

10.01 - Characteristics of Public or Private Issue of Debentures
--------------------------------------------------------------------------------


1 - ITEM                                                          07

2 - ORDER NUMBER                                                  11

3 - CVM REGISTRATION NUMBER                               DEB-91/004

4 - CVM REGISTRATION DATE                                   1/8/1991

5 - ISSUED SERIES                                                  B

6 - TYPE OF ISSUANCE                                          SIMPLE

7 - NATURE OF ISSUANCE                                        PUBLIC

8 - DATE OF ISSUANCE                                        6/1/1990

9 - MATURITY DATE                                           6/1/2020

10 - TYPE OF DEBENTURE                            WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                         CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                    679.97

14 - ISSUED AMOUNT (thousands of reais)                       50,998

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                       75,000

16 - OUTSTANDING DEBENTURES (UNIT)                             4,315

17 - TREASURY DEBENTURES (UNIT)                               70,685

18 - REDEEMED DEBENTURES (UNIT)                                    0

19 - CONVERTED DEBENTURES (UNIT)                                   0

20 - DEBENTURES TO BE PLACED (UNIT)                                0

21 - DATE OF THE LAST RENEGOTIATION                        9/19/2002

22 - DATE OF THE NEXT EVENT                                 6/1/2020

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

10.01 - Characteristics of Public or Private Issue of Debentures
--------------------------------------------------------------------------------

1 - ITEM                                                      08

2 - ORDER NUMBER                                              13

3 - CVM REGISTRATION NUMBER                         DEB/2002/016

4 - CVM REGISTRATION DATE                              5/27/2002

5 - ISSUED SERIES                                              1

6 - TYPE OF ISSUANCE                                      SIMPLE

7 - NATURE OF ISSUANCE                                    PUBLIC

8 - DATE OF ISSUANCE                                   11/1/2001

9 - MATURITY DATE                                      11/1/2008

10 - TYPE OF DEBENTURE                              SUBORDINATED

11 - CONDITION OF REMUNERATION IN EFFECT

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                             10,000.00

14 - ISSUED AMOUNT (thousands of reais)                  300,000

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                   30,000

16 - OUTSTANDING DEBENTURES (UNIT)                             0

17 - TREASURY DEBENTURES (UNIT)                           30,000

18 - REDEEMED DEBENTURES (UNIT)                                0

19 - CONVERTED DEBENTURES (UNIT)                               0

20 - DEBENTURES TO BE PLACED (UNIT)                            0

21 - DATE OF THE LAST RENEGOTIATION                    11/1/2003

22 - DATE OF THE NEXT EVENT                            11/1/2008

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT

CORPORATE GOVERNANCE - LEVEL 1

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the shareholdings of all those who hold more than 5% of the voting capital, directly or indirectly, down to the level of individual holdings.

                                                                                                     POSITION AS OF 6/30/2005
GERDAU S.A. - CNPJ No. 33.611.500/0001-19
 - Capital: R$ 5,206,968,523.52
 OWNERSHIP
                                                                                 NUMBER OF SHARES
SHAREHOLDER                                                     COMMON                  PREFERRED           TOTAL
                                                  NUMBER OF                 NUMBER OF                   NUMBER OF
                                                     SHARES          %         SHARES           %          SHARES           %
METALURGICA GERDAU S/A                          116,928,964      75.73     73,547,865       25.30     190,476,829       42.80
STA.FELICIDADE COM. EXP.DE PRODs. SID. LTDA               -          -      8.945.148        3.08       8,945,148        2.01
OTHER CONTROLLING SHAREHOLDERS                    5,083,977       3.29        411,451        0.14       5,495,428        1.23
                                                  ---------       ----        -------        ----       ---------        ----
SUBTOTAL                                        122,012,941      79.02     82,904,464       28.52     204,917,405       46.04
OUTSTANDING SHARES IN THE MARKET                 32,391,731      20.98    204,852,297       70.67     237,244,028       53.43
TREASURY SHARES                                           -          -      2,900,600        0.81       2,900,600        0.65
TOTAL                                           154,404,672     100.00    290,657,361      100.00     445,062,033      100.00

 METALURGICA GERDAU S/A - CNPJ No. 92.690.783/0001-09
 - CAPITAL: R$ 2,496,000,000.00
 OWNERSHIP
                                                                                 NUMBER OF SHARES
  SHAREHOLDER                                                   COMMON                  PREFERRED           TOTAL
                                                  NUMBER OF                 NUMBER OF                   NUMBER OF
                                                     SHARES          %         SHARES           %          SHARES           %
INDAC - IND.ADM.E COM.S/A                        12,196,653      29.33              -           -      12,196,653        9.78
GRUPO GERDAU EMPREEND.LTDA                       10,634,058      25.57          5,136        0.01      10,639,194        8.53
GERSUL EMPREEND.IMOBS.LTDA                        2,780,466       6.69              -           -       2,780,466        2.23
OTHER CONTROLLING SHAREHOLDERS                       31,458       0.08        341,487        0.41         372,945        0.30
                                                     ------       ----        -------        ----         -------        ----
SUBTOTAL                                         25,641,635      61.66        346,623        0.42      25,989,258       20.83
OUTSTANDING SHARES IN THE MARKET                 15,941,760      38.34     81,502,367       98.00      97,444,127       78.11
TREASURY SHARES                                           -          -      1,319,800        1.59       1,319,800        1.06
TOTAL                                            41,584,395     100.00     83,168,790      100.00     124,753,185      100.00

 SANTA FELICIDADE COM., IMP. E EXP. DE PRODUTOS SIDERURGICOS LTDA - CNPJ No. 78.566.288/0001-53
 - CAPITAL: R$ 550.894.025,00
OWNERSHIP
                                                                                                            TOTAL
                                                                                                                           NUMBER OF
  QUOTAHOLDER                                                                                              QUOTAS           %
METALURGICA GERDAU S/A                                                                                550,893,875      100.00
GRUPO GERDAU EMPREENDIMENTOS LTDA                                                                             150        0,00
                                                                                                              ---        ----
SUBTOTAL                                                                                              550,894,025      100.00
OTHER                                                                                                           -        0,00
TOTAL                                                                                                 550,894,025      100.00

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT


 INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S/A - CNPJ No. 92.690.817/0001-57
 - CAPITAL: R$ 350,000,000.00
 OWNERSHIP
                                                                                  NUMBER OF SHARES
  SHAREHOLDER                                           COMMON                  PREFERRED                     TOTAL
                                                      NUMBER OF               NUMBER OF
                                                         SHARES       %          SHARES          % NUMBER OF SHARES           %
CINDAC - EMPREEND.E PART.S/A                        468,383,161  100.00     936,766,147     100.00    1,405,149,308      100.00
OTHER                                                         -       -             175       0.00              175        0.00
TOTAL                                               468,383,161  100.00     936,766,322     100.00    1,405,149,483      100.00

 GRUPO GERDAU EMPREENDIMENTOS LTDA - CNPJ No. 87.153.730/0001-00
 - CAPITAL: R$ 115.143.000,00
 OWNERSHIP
                                                                                                        TOTAL
  QUOTAHOLDER                                                                                      NUMBER OF QUOTAS           %
INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S.A.                                                         64,130,258       55.70
ACOTER PARTICIPACOES LTDA                                                                                36,405,773       31.62
OTHER                                                                                                    14,606,969       12.69
TOTAL                                                                                                   115,143,000      100.00

 GERSUL EMPREENDIMENTOS IMOBILIARIOS LTDA - CNPJ No. 89.558.555/0001-67
 - CAPITAL: R$ 237.952.707,00
 OWNERSHIP
                                                                                                        TOTAL
  QUOTAHOLDER                                                                                      NUMBER OF QUOTAS           %
INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S/A                                                         237,952,482      100.00
OTHER                                                                                                           225        0.00
TOTAL                                                                                                   237,952,707      100.00

 ACOTER PARTICIPACOES LTDA - CNPJ No. 02.290.525/0001-34
 - CAPITAL: R$ 40.329.000,00
 OWNERSHIP
                                                                             TOTAL                            TOTAL
  QUOTAHOLDER                                                                                      NUMBER OF QUOTAS           %
INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S/A                                                          26,069,007       64.64
GERSUL - EMPREENDIMENTOS IMOBILIARIOS LTDA                                                               14,259,989       35.36
OTHER                                                                                                             4        0.00
TOTAL                                                                                                    40,329,000      100.00

 CINDAC - EMPREENDIMENTOS E PARTICIPACOES S/A - CNPJ No. 89.550.883/0001-17
 - CAPITAL: R$ 300,000,000.00
 OWNERSHIP
                                                                                  NUMBER OF SHARES
  SHAREHOLDER                                           COMMON                  PREFERRED                     TOTAL
                                                      NUMBER OF               NUMBER OF
                                                         SHARES       %          SHARES          % NUMBER OF SHARES           %
STICHTING GERDAU JOHANNPETER                        202,154,204  100.00               -                 202,154,204      100.00
TOTAL                                               202,154,204  100.00               -                 202,154,204      100.00

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT

STICHTING GERDAU JOHANNPETER
 - Nationality - Dutch
     NAME OF MANAGERS AND BENEFICIARIES                 PARTICIPATION                                %
GERMANO HUGO GERDAU JOHANNPETER                    Manager and Beneficiary                       25.00
KLAUS GERDAU JOHANNPETER                           Manager and Beneficiary                       25.00
JORGE GERDAU JOHANNPETER                           Manager and Beneficiary                       25.00
FREDERICO CARLOS GERDAU JOHANNPETER                Manager and Beneficiary                       25.00
                                                                                                 100.00

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the number and characteristics of the shares issued by the Company and which are held, directly or indirectly, by the Controlling Shareholder, Management, Audit Board Members, and the Board of Directors.

                                                                                                    POSTION AS OF 6/30/2004
GERDAU S.A. - CNPJ No. 33.611.500/0001-19
 - Capital: R$ 5,206,968,523,52
ONWNERSHIP
           Shareholder                       Common        %           Preferred         %              Total             %
Controlling shareholder                 122,012,941    79.02          82,904,464     28.52        204,917,405         46.04

Management
Board of Directors                           22,362     0.01             265,062      0.09            287,424          0.06
Executive Directors                          11,862     0.01             221,185      0.08            233,047          0.05

Audit Board                                       -        -                 234      0.00                234          0.00

Treasury shares                                   -        -           2,900,600      1.00          2,900,600          0.65

Other shareholders                       32,357,507    20.96         204,365,816     70.31        236,723,323         53.19

Total                                   154,404,672   100.00         290,657,361    100.00        445,062,033        100.00


Outstanding shares in the market         32,391,731    20.98         204,852,297     70.48        237,244,028         53.31

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT
--------------------------------------------------------------------------------

                                                                                                POSTION AS OF 6/30/2004
GERDAU S.A. - CNPJ No. 33.611.500/0001-19
 - Capital: R$ 3,471,312,349.01
 OWNERSHIP
           Shareholder                       Common        %        Preferred          %           Total              %
Controlling shareholder                  91,619,534    89.01       55,103,318      28.44     146,722,852          49.45

Management
Board of Directors                                -        -            3,624       0.00           3,624           0.00
Executive Directors                             888     0.00           50,746       0.03          51,634           0.02

Audit Board                                       -        -           22,792       0.01          22,792           0.01

Treasury shares                                   -        -        1,573,200       0.81       1,573,200           0.53

Other shareholders                       11,316,026    10.99      137,017,894      70.71     148,333,920          49.99

Total                                   102,936,448   100.00      193,771,574     100.00     296,708,022         100.00


Outstanding shares in the market         11,316,914    10.99      137,095,056      70.75     148,411,970          50.02


In compliance with the Regulations for Differentiated Practices of Corporate
Governance (Level 1), we present below tables showing the number of outstanding shares in the market and their percentage in relation to total shares issued at June 30, 2005:

                                                                                                       POSITION AS OF 6/30/2005
GERDAU S.A. - CNPJ No. 33.611.500/0001-19
 - Capital: R$ 5,206,968,523.52
 OWNERSHIP
                                                                                                               NUMBER OF SHARES
SHAREHOLDER                                             COMMON                   PREFERRED                                TOTAL
                                                      NUMBER OF                                           NUMBER OF
                                                         SHARES       %  NUMBER OF SHARES         %          SHARES           %
METALURGICA GERDAU S/A                              116,928,964   75.73        73,547,865     25.30     190,476,829       42.80
STA.FELICIDADE COM. EXP.DE PRODs. SID. LTDA                   -       -         8,945,148      3.08       8,945,148        2.01
OTHER CONTROLLING SHAREHOLDERS                        5,083,977    3.29           411,451      0.14       5,494,428        1.23
                                                      ---------    ----           -------      ----       ---------        ----
SUBTOTAL                                            122,012,941   79.02        82,904,464     28.52     204,917,405       46.04
OUTSTANDING SHARES IN THE MARKET                     32,391,731   20.98       204,852,297     70.48     237,244,028       53.31
TREASURY SHARES                                               -       -         2,900,600      1.00       2,900,600        0.65
TOTAL                                               154,404,672  100.00       290,657,361    100.00     445,062,033      100.00

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT
--------------------------------------------------------------------------------

GERDAU ACOMINAS S.A.

o The company produced 1.8 million metric tons of slabs, blooms and billets during the second quarter of this year, a volume 1.9% lower than that of the period between January and March. Output of rolled products totaled
     991.0 thousand metric tons, 2.3% more than in the first quarter.

o Sales totaled 1.7 million metric tons in the months of April through June, 5.3% more than the first quarter. Exports increased to 795.5 thousand metric tons, 10.2% above the volume exported in the first quarter. Shipments to other countries contributed 47.6% of total sales of the company in the quarter and generated revenues of US$ 349.0 million.

o Gross revenues totaled R$ 3.5 billion in the second quarter of this year, 1.8% more than the first quarter. This reflected mostly the increase of 9.7% in the average dollar export price. Net revenues totaled R$ 2.7 billion, 2.2% more than in the first three months of the year.

o With the increase in exports throughout the first six months of the year, the percentage contribution of these sales to net revenues increased to 32.7% in the second quarter, up from 29.3% in the first quarter. In this manner, the appreciation of the Brazilian currency vis-a-vis the US dollar throughout the second quarter and the stability in dollar denominated costs in both periods, resulted in a lower gross margin, going from 40.2% down to 36.6%.

o EBITDA in the second quarter was R$ 845.1 million, 8.7% lower than the first quarter. Due to the factors already mentioned above, the EBITDA margin fell from 34.9%, in the first quarter, to 31.2%, in the second quarter.

o Net income for the quarter was R$ 565.2 million, 11.5% greater than that of the months of January through March this year. Net margin stayed at 20.9% in the period.

o Based on the net income for the period, shareholders will be paid R$ 237.4 million in dividends on August 24 relating to the second quarter. This represents R$ 1.32 per share held on August 15.

o At June 30, shareholders' equity was R$ 7.0 billion, equivalent to a shareholders' equity of R$ 38.69 per share.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  - IDENTIFICATION


---------------------------------------------------------------------------------------------------------------
I - CVM CODE      2 - COMPANY NAME                    3 - FEDERAL CORPORATE REGISTRATION NUMBER (CNPJ)
00398-0           Gerdau S.A.                         33.611.500/0001-19
---------------------------------------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT
---------------------------------------------------------------------------------------------------------------

GERDAU ACOMINAS S.A.- PARENT COMPANY
BALANCE SHEET
R$ THOUSAND                                                                      JUN. 2005            MAR. 2005
TOTAL ASSETS                                                                    11,225,729            9,926,688
CURRENT ASSETS                                                                   4,955,855            4,483,715
Cash and banks                                                                      35,484               40,280
Trade accounts receivable                                                        1,341,559            1,410,832
Tax credits                                                                        169,340              146,116
Financial investments                                                            1,167,995              633,007
Inventories                                                                      1,931,608            1,895,924
Deferred income tax and social contribution on net income and other                309,869              357,556
LONG-TERM RECEIVABLES                                                              234,981              236,879
Receivables from related companies                                                      --                   --
Deferred income tax and social contribution on net income and other                234,981              236,879
PERMANENT ASSETS                                                                 6,034,893            5,206,094
Investments                                                                        782,891              153,418
Fixed assets                                                                     5,214,637             5023,283
Deferred charges                                                                    37,365               29,393
===============================================================================================================

R$ THOUSAND                                                                      JUN. 2005            MAR. 2005
TOTAL LIABILITIES                                                               11,225,729            9,926,688
CURRENT LIABILITIES                                                              2,040,601            2,249,233
Loans and financing                                                                660,298              832,268
Suppliers                                                                          739,647              814,096
Taxes, charges and contributions                                                   275,848              335,640
Dividends/Interest on own capital payable                                               --                   --
Payables to related companies                                                       15,455               22,278
Deferred income tax and social contribution on net income and other                349,353              244,951
Long-term liabilities                                                            2,226,412            2,354,952
Loans and financing                                                              2,129,863            2,259,065
Provision for contingencies and other                                               96,549               95,887
Shareholders' equity                                                             6,958,716            5,322,503
Paid-up capital                                                                  3,565,222            2,340,576
Capital reserves                                                                   432,168              339,408
Revenue reserves                                                                 2,135,803            2,135,803
Retained earnings                                                                  825,523              506,716
===============================================================================================================


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  - IDENTIFICATION


-----------------------------------------------------------------------------------------------------------------------------------
I - CVM CODE      2 - COMPANY NAME                    3 - FEDERAL CORPORATE REGISTRATION NUMBER (CNPJ)
00398-0           Gerdau S.A.                         33.611.500/0001-19
-----------------------------------------------------------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT
-----------------------------------------------------------------------------------------------------------------------------------

GERDAU ACOMINAS S.A.- PARENT COMPANY
STATEMENT OF INCOME

R$ THOUSAND                                                  2Q2005          1Q2005           2Q2004     1 HALF 2005   1 HALF 2004
GROSS SALES REVENUES                                      3,527,574       3,464,854        3,332,413       6,992,428     5,906,433
Deductions                                                 (817,523)       (813,975)        (741,847)     (1,631,498)   (1,330,658)
NET SALES REVENUES                                        2,710,051       2,650,879        2,590,566       5,360,930     4,575,775
Costof sales                                             (1,716,897)     (1,584,378)      (1,463,269)     (3,301,275)   (2,706,040)
Gross profit                                                993,154       1,066,501        1,127,297       2,059,655     1,869,735
OPERATING EXPENSES                                         (127,284)       (317,898)        (417,384)       (445,182)     (725,090)
Selling expenses                                           (113,458)       (106,245)         (96,580)       (219,703)     (183,612)
General and administrative expenses                        (164,208)       (161,821)        (165,184)       (326,029)     (304,587)
Financial income                                            (12,094)         25,531           40,989          13,437        58,547
Financial expenses                                          188,817         (85,300)        (202,893)        103,517      (313,708)
Other operating income (expenses), net                        6,979          10,891            5,689          17,870        18,051
Equity in the earnings (loss) of subsidiary
  and associated companies                                  (33,320)           (954)             595         (34,274)          219
OPERATING PROFIT                                            865,870         748,603          709,913       1,614,473     1,144,645
Non-operating income (expenses), net                           (752)           (150)          (7,998)           (902)      (13,224)
PROFIT BEFORE TAXES AND PROFIT SHARING                      865,118         748,453          701,915       1,613,571     1,131,421
Provision for income tax and social contribution
  on net income                                            (174,012)       (186,854)        (142,820)       (360,866)     (224,415)
Deferred income tax                                        (120,185)        (48,163)         (25,133)       (168,348)      (52,648)
Statutory profit sharing                                     (5,706)         (6,720)          (6,909)        (12,426)      (14,451)
Net income for the period                                   565,215         506,716          527,053       1,071,931       839,907
----------------------------------------------------------------------------------------------------------------------------------

Net income per share - R$                                      3.14            3.19             3.32            5.96          5.29
Net asset value per share - R$                                38.69           33.55            22.94           38.69         22.94
Outstanding shares (thousand)                               179,860         158,652          158,652         179,860       158,652
==================================================================================================================================


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  - IDENTIFICATION


-----------------------------------------------------------------------------------------------------------------------------------
I - CVM CODE      2 - COMPANY NAME                    3 - FEDERAL CORPORATE REGISTRATION NUMBER (CNPJ)
00398-0           Gerdau S.A.                         33.611.500/0001-19
-----------------------------------------------------------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT
-----------------------------------------------------------------------------------------------------------------------------------

GERDAU ACOMINAS S.A. - PARENT COMPANY
STATEMENT OF CASH FLOWS

R$THOUSAND                                                           2Q2005        1Q2005        2Q2004   1 HALF 2005   1 HALF 2004
NET INCOME FOR THE PERIOD                                           565,215       506,716       527,053     1,071,931       839,907
Equity in the (earnings) loss of subsidiary and
  associated companies                                               33,320           954          (595)       34,274          (219)
Provision for credit risks                                           (2,087)        1,401         4,771          (686)        6,659
Loss on disposal of fixed assets                                        772           180         4,463           952         9,711
Loss on disposal of investments                                          --            --         3,561            --         3,561
Monetary and exchange variations                                   (189,297)       36,388       126,237      (152,909)      176,750
Depreciation and amortization                                       129,655       127,146       158,913       256,801       257,563
Income tax and social contribution on net income                    104,519        78,592        75,263       183,111       152,659
Interest on debt                                                     45,444        48,138        51,863        93,582       101,456
Contingencies/judicial deposits                                      (3,449)          254         7,680        (3,195)       16,229
Changes in trade accounts receivable                                 19,134       (18,559)     (214,306)          575      (396,072)
Changes in inventories                                              (46,219)     (166,189)     (118,823)     (212,408)     (177,607)
Changes in suppliers                                                (12,193)       (1,335)       93,679       (13,528)      163,691
Other operating activity accounts                                    69,874        26,944        80,848        96,818        98,103
Net cash provided by operating activities                           714,688       640,630       800,607     1,355,318     1,252,391
Purchases/disposal of fixed assets                                 (316,517)     (291,510)     (206,412)     (608,027)     (346,404)
Increase in deferred charges                                         (8,174)       (5,921)       (3,012)      (14,095)       (5,123)
Acquisition/disposal of investments                                   4,762            --        (1,276)        4,762        (4,278)
Receipt of interest on own capital/profit sharing                     2,081            --             5         2,081           187
  Net cash used in investing activities                            (317,848)     (297,431)     (210,695)     (615,279)     (355,618)
Suppliers of fixed assets                                           (22,046)      (28,224)        3,339       (50,270)        1,528
Working capital financing                                          (122,251)      (91,961)      415,186      (214,212)      524,771
Receipt of permanent asset financing                                170,782       276,831       148,690       447,613       192,849
Payment of permanent asset financing                               (104,612)      (83,239)     (480,331)     (187,851)     (667,991)
Payment of financing interest                                       (90,383)      (40,382)      (55,397)     (130.765)     (100,939)
Loans with related companies                                         (1,720)       30,449      (217,037)       28,729      (173,375)
Increase in capital / treasury shares                               550,000            --            --       550,000            --
Payment of dividends/interest on own capital and profit sharing    (246,418)     (331,336)     (103,204)     (577,754)     (396,648)
   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES              133,352      (267,862)     (288,754)     (134,510)     (619,805)
   CHANGES IN CASH AND CASH EQUIVALENTS                             530,192        75,337       301,158       605,529       276,968
    CASH AND CASH EQUIVALENTS
      At the beginning of the period                                673,287       597,950       155,076       597,950       179,266
      Opening balance of companies merged in the period                  --            --            --            --            --
      At the end of the period                                    1,203,479       673,287       456,234     1,203,479       456,234
    ANALYSIS OF FINAL CASH AND CASH EQUIVALENTS
      Financial investments                                       1,167,995       633,007       391,238     1,167,995       391,238
      Cash and banks                                                 35,484        40,280        64,996        35,484        64,996
===================================================================================================================================


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  - IDENTIFICATION


---------------------------------------------------------------------------------------------------------------
I - CVM CODE      2 - COMPANY NAME                    3 - FEDERAL CORPORATE REGISTRATION NUMBER (CNPJ)
00398-0           Gerdau S.A.                         33.611.500/0001-19
---------------------------------------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT
---------------------------------------------------------------------------------------------------------------

GERDAU ACOMINAS S.A.- CONSOLIDATED
BALANCE SHEET

R$THOUSAND                                                                       Jun. 2005            Mar. 2005
TOTAL ASSETS                                                                    11,392,456           10,032,210
Current assets                                                                   5,163,520            4,626,489
Cash and banks                                                                      70,999               93,754
Trade accounts receivable                                                        1,208,575            1,172,196
Tax credits                                                                        176,619              151,173
Financial investments                                                            1,450,549              936,787
Inventories                                                                      1,947,576            1,917,152
Deferred income tax and social contribution on net income and other                309,202              355,427
LONG-TERM RECEIVABLES                                                              248,573              248,339
Receivables from related parties                                                     2,139                   --
Deferred income tax and social contribution on net income and other                246,434              248,339
PERMANENT ASSETS                                                                 5,980,363            5,157,382
Investments                                                                        655,988               39,548
Fixed assets                                                                     5,287,010            5,088,441
Deferred charges                                                                    37,365               29,393
===============================================================================================================

R$THOUSAND                                                                       Jun. 2005            Mar. 2005
TOTAL LIABILITIES                                                               11,392,456           10,032,210
Current liabilities                                                              2,204,192            2,351,461
Loans and financing                                                                666,203              832,918
Suppliers                                                                          909,141              925,165
Taxes, charges and contributions                                                   278,799              336,248
Dividends/Interest on own capital payable                                               --                   --
Payables to related companies                                                           --               10,978
Deferred income tax and social contribution on net income and other                350,049              246,152
LONG-TERM LIABILITIES                                                            2,229,548            2,358,246
Loans and financing                                                              2,133,004            2,262,363
Provision for contingencies and other                                               96,544               95,883
MINORITY INTEREST                                                                       --                   --
SHAREHOLDERS EQUITY                                                              6,958,716            5,322,503
Paid-up capital                                                                  3,565,222            2,340,576
Capital reserves                                                                   432,168              339,408
Revenue reserves                                                                 2,135,803            2,135,803
Retained earnings                                                                  825,523              506,716
===============================================================================================================


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  - IDENTIFICATION


----------------------------------------------------------------------------------------------------------------------------
I - CVM CODE      2 - COMPANY NAME                    3 - FEDERAL CORPORATE REGISTRATION NUMBER (CNPJ)
00398-0           Gerdau S.A.                         33.611.500/0001-19
----------------------------------------------------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT
----------------------------------------------------------------------------------------------------------------------------

GERDAU ACOMINAS S.A. - CONSOLIDATED
STATEMENT OF INCOME

R$THOUSAND                                                2Q2005        1Q2005        2Q2004       1 HALF 2005   1 HALF 2004
GROSS SALES REVENUES                                   3,562,318     3,478,105    3,353,949          7,040,423     5,950,651
Deductions                                              (819,054)     (815,117)    (743,421)        (1,634,171)   (1,333,070)
NET SALES REVENUES                                     2,743,264     2,662,988     2,610,528         5,406,252     4,617,581
Cost of sales                                         (1,734,747)   (1,594,546)   (1,480,408)       (3,329,293)   (2,742,562)
Gross profit                                           1,008,517     1,068,442     1,130,120         2,076,959     1,875,019
Operating expenses                                      (139,119)     (319,515)     (420,213)         (458,634)     (730,435)
Selling expenses                                        (114,218)     (106,407)      (96,994)         (220,625)     (184.814)
General and administrative expenses                     (164,885)     (162,415)     (169,282)         (327,300)     (309,857)
Financial income                                          (9,941)       27,791        40,098            17,850        57,515
Financial expenses                                       188,857       (85,488)     (199,938)          103,369      (310,983)
Other operating income (expenses), net                     7,091        11,024         6,166            18,115        18,571
Equity in the loss of subsidiary and
  associated companies                                   (46,023)       (4,020)         (263)          (50,043)         (867)
Operating profit                                         869,398       748,927       709,907         1,618,325     1,144,584
Non-operating income (expenses), net                       (755)          (150)       (7,992)             (905)      (13,288)
Profit before taxes and profit sharing                   868,643       748,777       701,915         1,617,420     1,131,296
Provision for income tax and social contribution
  on net income                                         (177,528)     (187,152)     (143,252)         (364,680)     (225,259)
Deferred income tax                                     (120,194)      (48,189)      (24,701)         (168,383)      (51,679)
Statutory profit sharing                                  (5,706)       (6,720)       (6,909)          (12,426)      (14,451)
Net income for the period                                565,215       506,716       527,053         1,071,931       839,907
============================================================================================================================
Controlling Shareholders                                 565,215       506,716       527,053         1,071,931       839,907
Minority interest                                             --            --            --                --            --
============================================================================================================================


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  - IDENTIFICATION


-----------------------------------------------------------------------------------------------------------------------------------
I - CVM CODE      2 - COMPANY NAME                    3 - FEDERAL CORPORATE REGISTRATION NUMBER (CNPJ)
00398-0           Gerdau S.A.                         33.611.500/0001-19
-----------------------------------------------------------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT
-----------------------------------------------------------------------------------------------------------------------------------

GERDAU ACOMINAS S.A. - CONSOLIDATED
STATEMENT OF CASH FLOWS

R$THOUSAND                                                           2Q2005        1Q2005       2Q2004    1 HALF 2005   1 HALF 2004
NET INCOME FOR THE PERIOD                                            565,215       506,716      527,053     1,071,931       839,907
Equity in the loss of subsidiary and associated companies             46,023         4,020          263        50,043           867
Provision for credit risks                                            (2,087)        1,401        4,771          (686)        6,659
Loss on disposal of fixed assets                                         777           180        4,456           957         9,745
Loss on disposal of investments                                           --            --        3,561            --         3,561
Monetary and exchange variations                                    (189,423)       36,331      126,703      (153,092)      177,428
Depreciation and amortization                                        131,584       128,287      160,631       259,871       261,563
Income tax and social contribution on net income                     106,637        78,231       75,756       184,868       151,623
Interest on debt                                                      45,553        48,253       53,033        93,806       103,074
Contingencies/judicial deposits                                       (3,454)          125        7,407        (3,329)       15,954
Changes in trade accounts receivable                                  (4,208)      196,915     (346,706)      192,707       435,369)
Changes in inventories                                               (40,958)     (177,484)    (122,532)     (218,442)     (184,718)
Changes in suppliers                                                 (17,253)       (1,130)     119,983       (18,383)      164,072
Other operating activity accounts                                     68,430        25,882       79,990        94,312        96,084
  NET CASH PROVIDED BY OPERATING ACTIVITIES                          706,836       847,727      694,369     1,554,563     1,210,450
Purchases/disposal of fixed assets                                  (326,873)     (293,686)    (208,002)     (620,559)     (350,959)
Deferred charges                                                      (8,174)       (5,921)      (3,678)      (14,095)       (6,315)
Acquisition/disposal of investments                                    4,870            --          724         4,870           722
Net cash used in investing activities                               (330,177)     (299,607)    (210,956)     (629,784)     (356,552)
Suppliers of fixed assets                                            (22,136)      (27,999)       3,471       (50,135)        1,658
Working capital financing                                           (118,064)     (108,512)     421,803      (226,576)      526,883
Receipt of permanent asset financing                                 170,781       276,831      148,708       447,612       193,196
Payment of permanent asset financing                                (104,769)      (83,396)    (481,412)     (188,165)     (670,308)
Payment of financing interest                                        (90,494)      (40,498)     (55,597)     (130,992)     (101,477)
Loans with related companies                                          (8,014)       32,775     (219,794)       24,761      (163,470)
Increase in capital / treasury shares                                550,000       550,000           --
Payment of dividends/interest on own capital and profit sharing     (243,283)     (331,336)    (103,198)     (574,619)     (396,161)
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                134,021      (282,135)    (286,019)     (148,114)     (609,679)
  CHANGES IN CASH AND CASH EQUIVALENTS                               510,680       265,985      197,394       776,665       244,219
    CASH AND CASH EQUIVALENTS
      At the beginning of the period                               1,030,541       763,821      305,676       763,821       258,327
      Effect of exchange rate changes on cash                        (19,673)          735        5,375       (18,938)        5,899
      At the end of the period                                     1,521,548     1,030,541      508,445     1,521,548       508,445
    ANALYSIS OF FINAL CASH AND CASH EQUIVALENTS
      Financial investments                                        1,450,549       936,787      442,837     1,450,549       442,837
      Cash and banks                                                  70,999        93,754       65,608        70,999        65,608
===================================================================================================================================


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

17.01 - REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS - WITHOUT
EXCEPTIONS
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS
ON LIMITED REVIEWS

To the Management and Shareholders
Gerdau S.A.



1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Gerdau S.A. and of Gerdau S.A. and its subsidiaries for the quarters and periods ended June 30 and March 31, 2005 and June 30, 2004. This information is the responsibility of the Company's management. The limited review of the accounting information of the jointly-owned indirect subsidiary Gallatin Steel Company was conducted by other independent accountants and our report, insofar as it relates to the net income derived therefrom, equivalent to 6.02% of the profit before taxes of Gerdau S.A. and 5.31% of the profit before taxes and minority interest of Gerdau S.A. and its subsidiaries for the six-month period ended June 30, 2005, and to the assets proportionally consolidated as of that date, equivalent to 2.66% of the total consolidated assets, is based solely on the review of these other accountants.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our limited reviews and on the review of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

17.01 - REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS - WITHOUT
EXCEPTIONS
--------------------------------------------------------------------------------

4 Our reviews were conducted with the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1 taken as a whole. The statement of cash flows, presented to provide additional information on the Company and its subsidiaries, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our reviews and on the review of other independent accountants, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

Rio de Janeiro, August 3, 2005.



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ



Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                           6/30/2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.  33.611.500/0001-19
--------------------------------------------------------------------------------

                                                               CONTENTS

   GROUP       EXHIBIT    DESCRIPTION                                                                              PAGE
     01          01      IDENTIFICATION                                                                              1
     01          02      HEAD OFFICE                                                                                 1
     01          03      INVESTOR RELATIONS OFFICER (Company mail address)                                           1
     01          04      GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS                                                 1
     01          05      CAPITAL COMPOSITION                                                                         2
     01          06      CHARACTERISTICS OF THE COMPANY                                                              2
     01          07      COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS                               2
     01          08      DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER                                 2
     01          09      SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR                                  3
     01          10      INVESTOR RELATIONS OFFICER                                                                  3
     02          01      BALANCE SHEET - ASSETS                                                                      4
     02          02      BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY                                        5
     03          01      STATEMENT OF INCOME                                                                         6
     04          01      NOTES TO THE QUARTERLY INFORMATION                                                          7
     05          01      COMMENTS ON THE QUARTERLY PERFORMANCE OF THE COMPANY                                       51
     06          01      CONSOLIDATED BALANCE SHEET - ASSETS                                                        53
     06          02      CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY                          54
     07          01      CONSOLIDATED STATEMENT OF INCOME                                                           55
     08          01      COMMENTS ON THE CONSOLIDATED PERFORMANCE                                                   56
     09          01      INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES                                      62
     10          01      CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES                                   63
     16          01      OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT                                        71
     17          01      REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS                                       82